Exhibit 99.4

ANNUAL REPORT 2009

OUR PEOPLE, OUR STRENGTH

TEN LTD

TSAKOS ENERGY NAVIGATION LTD

TNP

LISTED

NYSE

Modern Diversified Fleet

100% Double Hull

One of the Largest Ice-Class Fleets in the World

Profitable since Inception

CRUDE OIL

VLCC

SUEZMAX

AFRAMAX

AFRAMAX LR2

PANAMAX

HANDYMAX MR2

HANDYSIZE MR1

LNG

ICE CLASS

ON ORDER

As at April 15, 2010

For more information, visit our website: www.tenn.gr

TEN TEN TEN TEN TEN TEN TEN TEN TEN

2010 YEAR OF THE SEAFARER

16YEARS TO THE CAPITAL MARKETS

Contents

Chairman’s Letter 3

IMO Briefing (A message to the world’s seafarers) 7

Board of Directors & Officers 10

Board of Committees 11

Financial Highlights 13

Forward-Looking Information 15

Information on the Company 15

Business Overview 16

Peformance Charts 18

Our Operating Fleet 20

Our Newbuildings under Construction 21

Fleet Deployment 22

Operations and Ship Management 23

Map of Operations 24

Operating and Financial Review & Prospects 27

General Market Overview

World Oil Demand / Supply and Trade 31

Management’s Report on Internal Control

over Financial Reporting 36

Financial Statements F pages

Fleet Details 64

Shareholder Information 68

ANNUAL REPORT AND ACCOUNTS

Our People, Our Strength

COPYRIGHT: www.fotoflite.com

Aerial photo of the 2008-built aframax tanker Maria Princess

Chairman’s Letter

April 15, 2010

Dear Fellow Shareowners:

Tsakos Energy Navigation (TEN) has completed its sixteenth year of profitable operations. During this period the tanker industry has experienced four significant down-cycles including the present one. During that span of time the fleet has expanded from four ships to 49 vessels today, including three newbuildings to be delivered through 2011.

TEN has generated a profit in each of the sixteen years since inception while at the same time has built a young and growing fleet with an average age of 6.7 years as of year end 2009 compared with an industry standard of 9.0 years. TEN enjoys long established relationships with several leading clients. Its strategy to serve the diverse needs of its charterers is reflected by its balanced fleet of 25 crude carriers ranging from VLCCs to Aframaxes and 23 product carriers of varying sizes, plus one LNG transporter. Importantly 22 of the vessels are ice-class. The combination of solid client relationships built on quality service with a modern, diversified fleet supported by a sound financial base position TEN to realize its vision as a major force in the transport of energy.

INDUSTRY CHALLENGES

Protection of the environment has taken on an increased urgency. The transportation industry including sea vessels is a focal point with regulatory constraints and oversight in the spotlight. This is in parallel with ever higher standards required by major charterers implemented through more comprehensive and more frequent vetting procedures.

Higher oil prices and the trend to cleaner burning fuel have combined to significantly increase the costs of bunkers and lubricants. At the same time personnel expenses continue to rise as the pool of experienced seafarers expands much slower than the fleets they serve. The return of piracy adds to operating risk and expenses. The pressures on the US dollar are an additional burden. Needless to say, attention to expense management with stress on productivity will be ever more vital. The soon to be operational joint venture of Tsakos Shipping and Trading and Columbia ShipManagement, which will assume the responsibility of technical management of TEN’s fleet, offers increased opportunities for economies of scale and employment of best practices.

OUTLOOK FOR 2010

Last year we asked “In such a chaotic and stressed economic and financial environment, what can go right?” We responded, “short term, the answer is very little.” We have been reminded by the tragic earthquakes in Haiti and Chile that the terrible damage of the initial shake is only prologue to what follows in the violent aftershocks. Financial and economic failures have similar follow-on events such as the seize-up of trade finance and its impact on world commerce; the paralysis that results from toxic counterparty risks; the collapse in asset values of households and business; and most importantly the dreaded demise of jobs creation.

The massive stimulus programs around the world have helped to slow if not stop the bleeding. However, the aftershocks are still strong as evidenced by the re-evaluations of sovereign risks in the Middle East and much of Europe.

ANNUAL REPORT AND ACCOUNTS 2009 • Our People, Our Strength	2< >3

Our People, Our Strength

TEN
ISE PRINCESS
TEN LTD
TSAKOS ENERGY NAVIGATION LTD
TNP
LISTED
NYSE

Our People, Our Strength

Banks with the massive support of government capital and the low interest rates regimes of the central banks are mobile, but on crutches as they assess and reassess their portfolios of consumer credit, commercial real estate and sovereign loans. Their appetite to help finance the economic rebound is low calorie at best. The withdrawal of government stimulus programs will surely result in aftershocks and unforeseen imbalances in the world economy.

Against this backdrop, the tanker industry is struggling to recover after two years of shrinking demand for crude oil and its products. Pressures on supply/demand balance have been intensified by record deliveries of new tankers. The phase-out of single hull tankers this year will be helpful, but not a solution. The charter market thus far in 2010 has been mixed, but on the soft side. On a positive note the major charterers display a good appetite for longer term arrangements, albeit at moderate pricing levels. The general expectations for the balance of the year are cautious with few indications of a strong recovery. Overall tanker industry profits in 2010 should experience a return to the black.

The strategy of balanced employment with a bias for longer term contracts with assured minimum or fixed revenues has maintained profitability and visible cash flows even in distressed periods keeping TEN’s financial posture strong.

These characteristics provide confidence that once the industry’s supply/demand is brought to its normal balance, TEN’s financial results will again be very favorable.

TEN’s SHARE PERFORMANCE

The record of consistent profitability over its sixteen years of operations complemented by sixteen consecutive semi-annual dividends commenced in October, 2002, provide the foundation on which to continue to build shareholder value.

The shares of TEN are trading at levels last experienced a year ago and prior to that in early 2004. This is obviously a disappointment and a condition that management and the board of directors will strive to reverse.

Despite today’s low valuation, TEN has generated exceptional absolute and relative returns for its long-term shareowners. Since listing on the NYSE with its related IPO in March of 2002, the total returns (dividends plus stock appreciation) for holders of TEN’s shares have been 15.25%, p.a. Meanwhile the S&P 500 index has generated a return of 1.93%, p.a. Short-term reversals are painful, but TEN is committed to rewarding its shareholders in future years.

ANNUAL GENERAL MEETING

The shareholders Annual General Meeting (AGM) will be held in Athens on Friday the 4th of June, 2010. The major proposals include the election of directors and the appointment of auditors for the current fiscal year. During the period immediately following the AGM, Athens will host the bi-annual gathering of the shipping industry’s leading participants. It should prove to be a particularly informative renewal of this conference.

Yours sincerely,

D. John Starvropoulos
Chariman of the Board

ANNUAL REPORT AND ACCOUNTS 2009 • Our People, Our Strength	4< >5

IMO Briefing

International Maritime Organization, 4 Albert Embankment, London SE1 7SR, United Kingdom

Tel: +44 (0)20 7735 7611 Fax: +44 (0)20 7587 3210

Contacts: Lee Adamson - Head, Public Information Services

Natasha Brown - External Relations Officer

E-mail: media@imo.org Web site: www.imo.org

WORLD MARITIME DAY 2009

“Climate change: a challenge for IMO too!”

Briefing 47/2009

23 December 2009

A message to the world’s seafarers

The International Maritime Organization has decided to dedicate next year to you by choosing, as the theme for World Maritime Day, “2010: Year of the Seafarer”. Our intention is to pay tribute to you, the world’s 1.5 million seafarers – men and women from all over the globe – for the unique, and all too often over-looked, contribution you make to the wellbeing of all of us.

We will do so with deep appreciation, in recognition of the extraordinary service you render every day of your professional life, frequently under dangerous circumstances, in delivering, to the more than 6.5 billion people of the world, the wheat that makes our daily bread, the gas and oil that warms our homes or moves our vehicles and the gifts we will share and enjoy with our families and friends over this Festive Season.

At IMO, we are ever-conscious of the important role you play in helping us achieve safe, secure and efficient shipping on clean oceans – the goals that we, as the United Nations specialized agency charged with the regulation of international shipping and as a member of the global maritime community, have set ourselves.

And so, we will celebrate next year’s World Maritime Day theme with much pride in your contribution to our objectives, to the facilitation of more than 90% of the world’s trade, and to sustainable human development.

6< >7

Hellenic nautical traditions are a rich and powerful mixture of myth, legend and fact which stretch back to the dawn of history. There is virtually no aspect of life in ancient or modern Hellas that the sea and our relationship with it has not touched. Indeed, for many of us it is central to our existence. These traditions are particularly strong in my native village of Kardamyla on the Aegean island of Chios. For example, as a child, I can remember the older men urging us to become a ‘kalos kapetanios’ - a good captain. My family has been involved in shipping for generations. So for me to go to sea was not much a matter of choice but more a matter of destiny. Our generation has witnessed vast changes in our way of life brought about in recent times by the explosion of computer and other technologies which have created new horizons, new disciplines and skills, astonishing communication facilities and huge reservoirs of information. Whilst we fully appreciate the advantages and benefits of modern technology in all its forms, we must keep in mind that its successful application will always depend on human skills and integrity and that it must be employed for the general benefit of the environment and humanity throughout the world. It is my firm conviction that real progress depends upon excellence in our services, respect for the environment and care and concern for human welfare and aspirations.

Captain Panagiotis N. Tsakos

Extracts from Captain Panagiotis N. Tsakos’ message in TST’s website

In so doing, we also seek to reassure you, at the “sharp end” of the industry, that we, who are responsible for the international regulatory regime and who serve shipping from ashore, do understand the extreme pressures that you face and that, as a result, we approach our own tasks with a genuine sympathy for the work that you carry out.

At the same time, we will seek to add impetus to the “Go to Sea!” campaign, which we launched in November 2008 to attract new entrants to the shipping industry and, in particular, to encourage young people to follow in your footsteps by becoming the seafarers of tomorrow. We launched that campaign in association with the International Labour Organization, the “Round Table” of shipping industry organizations (International Chamber of Shipping, International Shipping Federation, BIMCO, International Association of Independent Tanker Owners and International Association of Dry Cargo Shipowners) and the International Transport Workers’ Federation, all of whom will be joining us in celebrating the Year of the Seafarer.

Last, but mostly importantly, we want to convey to you a clear message that the entire shipping community understands and cares for you—as shown by the efforts we make to ensure that you are fairly treated when ships on which you serve become involved in accidents; are looked after when you are abandoned in ports; are not refused shore leave for security purposes; are protected when your work takes you into piracy-infested areas; and are not left unaided when you are in distress at sea.

1.5 million seafarers serving the daily needs of more then 6.5 billion citizens of the world! It is a fact that goes unnoticed or is taken for granted by most, but one that should be trumpeted loud and clear. For seafarers the world over deserve our respect, recognition and gratitude and, during 2010, we at IMO are resolved to ensure that the world does take notice of your exceptional role and contribution and of the special debt that all of us owe to you. We thank you for that!

With best wishes for the Festive Season and the Year of the Seafarer – and a safe return home!

E.E. Mitropoulos

Secretary-General

IMO – the International Maritime Organization – is the United Nations specialized agency with responsibility for the safety and security of shipping and the prevention of marine pollution by ships.

Web site: www.imo.org

For further information please contact

Lee Adamson, Head, Public Information Services on 020 7587 3153 (media@imo.org)

Natasha Brown, External Relations Officer on 020 7587 3274 (media@imo.org)

8< >9

Board of Directors & Officers

D. JOHN STAVROPOULOS

CHAIRMAN

Mr. Stavropoulos served as Executive Vice President and Chief Credit Officer of The First National Bank of Chicago and its parent, First Chicago Corporation, before retiring in 1990 after 33 years with the bank. He chaired the bank’s Credit Strategy Committee, Country Risk Management Council and Economic Council. His memberships in professional societies have included Robert Morris Associates (national director), the Association of Reserve City Bankers and the Financial Analysts Federation. Mr. Stavropoulos was appointed by President George H.W. Bush to serve for life on the Presidential Credit Standards Advisory Committee. He has been elected to the board of directors of Aspis Bank in Greece and has served as its Chairman since July 2008. Mr. Stavropoulos was a director of CIPSCO from 1979 to 1992, an instructor of Economics and Finance at Northwestern University from 1962 to 1968, serves as a life member on the EMEA Alumni Advisory Board of the Kellogg School of Management and is a Chartered Financial Analyst.

MICHAEL G. JOLLIFFE

DEPUTY CHAIRMAN

Mr. Jolliffe has been Chairman of Wigham-Richardson Shipbrokers Ltd., one of the oldest established shipbroking companies in the City of London, since 1987 and Chairman of Shipping Spares Repairs and Supplies Ltd., an agency company based in Piraeus, Greece since 1976. Mr. Jolliffe is also the Joint President of Hanjin Eurobulk Ltd., a joint venture between Hanjin Shipping Co., Ltd., of Seoul, Korea and Wigham-Richardson Shipbrokers Ltd. He is also Chairman of StealthGas Inc., a shipping company whose common stock is listed on the Nasdaq Global Select Market.

PETER NICHOLSON, CBE

DIRECTOR

Mr. Nicholson is trained as a naval architect and spent the majority of his professional career with Camper & Nicholson Limited, the world-famous yacht builder. He became Managing Director of the firm and later, Chairman. When Camper & Nicholson merged with Crest Securities to form Crest Nicholson Plc in 1972, Mr. Nicholson became an executive director, a role he held until 1988 when he became a non-executive in order to pursue a wider range of business interests. Since that time, he has been a non-executive director of Lloyds TSB Group Plc (from 1990 to 2000) and Chairman of Caris-brooke Shipping Plc (from 1990 to 1999). He was a director of various companies in the Marsh Group of insurance brokers. He has served on the boards of a variety of small companies, has been active in the administration of the United Kingdom marine industry and is a trustee of the British Marine Federation. He is a Younger Brother of Trinity House. He was Chairman of the Royal National Lifeboat Institution from 2000 to 2004.

ARISTIDES A.N. PATRINOS, PH.D

DIRECTOR

Dr. Patrinos has been instrumental in advancing the scientific and policy framework underpinning key governmental energy and environmental initiatives. Dr. Patrinos is President of Synthetic Genomics, Inc., a privately-held company dedicated to developing and commercializing clean and sustainable biofuels that alleviate our dependence on petroleum, enable carbon sequestration and reduce greenhouse gases. Dr. Patrinos joined Synthetic Genomics in February 2006 from the U.S. Department of Energy’s Office of Science. There he served from December 1988 to February 2006 as associate director of the Office of Biological and Environmental Research, overseeing the department’s research activities in human and microbial genome research, structural biology, nuclear medicine, and global environmental change. Dr. Patrinos played a historic role in the Human Genome Project, the founding of the DOE Joint Genome Institute and the design and launch of the DOE’s Genomes to Life Program, a research program dedicated to developing technologies to use microbes for innovative solutions to energy and environmental challenges. Dr. Patrinos is a Fellow of the American Association for the Advancement of Science and of the American Meteorological Society, and a Member of the American Geophysical Union, the American Society of Mechanical Engineers, and the Greek Technical Society. He is the recipient of numerous awards and honorary degrees, including three Presidential Rank Awards and two Secretary of Energy Gold Medals, as well as an honorary doctorate from the National Technical University of Athens. A native of Greece, Dr. Patrinos received his undergraduate degree from the National Technical University of Athens, and a Ph.D. in mechanical engineering and astronautical sciences from Northwestern University.

FRANCIS T. NUSSPICKEL

DIRECTOR

Mr. Nusspickel is a retired partner of Arthur Andersen LLP with 35 years of public accounting experience. He is a Certified Public Accountant in several U.S. states. During his years with Arthur Andersen, he served as a member of their Transportation Industry Group and was worldwide Industry Head for the Ocean Shipping segment. His responsibilities included projects for mergers and acquisitions, fraud investigations, arbitrations and debt and equity offerings. He was President of the New York State Society of Certified Public Accountants from 1996 to 1997, a member of the American Institute of Certified Public Accountants (AICPA) Council from 1992 to 1998, and from 2004 to 2007 was Chairman of the Professional Ethics Committee of the New York State Society of Certified Public Accountants. He presently serves as a member of the Joint Trial Board of the AICPA Profession Ethics Executive Committee. Mr. Nusspickel is also a Director of Symmetry Medical Inc., a New York Stock Exchange listed medical device manufacturer.

WILLIAM A. O’NEIL, CMG

DIRECTOR

Mr. O’Neil is Secretary-General Emeritus of the International Maritime Organization, or IMO, the United Nations agency concerned with maritime safety and security and the prevention of pollution from ships. He was first elected Secretary-General of the IMO in 1990 and was re-elected four times, remaining Secretary-General until the end of 2003. Mr. O’Neil has served in various positions with the Canadian Federal Department of Transport and subsequently held senior positions during the construction and operation of the St. Lawrence Seaway Authority. He was appointed the first Commissioner of the Canadian Coast Guard where he served from 1975 until 1980 and then became President and Chief Executive Officer of the St. Lawrence Seaway Authority for ten years. Mr. O’Neil originally represented Canada in 1972 at the IMO Council, later becoming Chairman of the IMO Council in 1980. In 1991, he became Chancellor of the World Maritime University, Malmo, Sweden and Chairman of the Governing Board of the International Maritime Law Institute in Malta. Mr. O’Neil is a past President of the Institute of Chartered Shipbrokers and was appointed President of Videotel Marine International, both of which are engaged in the training of seafarers. He is a graduate Civil Engineer of the University of Toronto, a fellow of the Royal Academy of Engineering and the Chairman of the Advisory Board of the Panama Canal Authority.

RICHARD L. PANIGUIAN, CBE

DIRECTOR

Mr. Paniguian was appointed Head of UK Defence and Security Organisation, or DSO, in August 2008, which supports UK defence and security businesses seeking to export and develop joint ventures and partnerships overseas, as well as overseas defence and security businesses seeking to invest in the UK. Previously, Mr. Paniguian pursued a career with BP p.l.c. where he worked for 37 years. He held a wide range of posts with BP in the 1980s – as Commercial Director in the Middle East, Head of International Oil Trading in New York and Head of Capital Markets in London. In the 1990s he completed assignments as a Director of BP Europe, Chief Executive of BP Shipping and subsequently Head of Gas Development in the Middle East and Africa. In 2001 he was appointed Group Vice President for Russia, the Caspian, Middle East and Africa, where he was responsible for developing and delivering BP’s growth strategy in these regions. He played a leading role in support of the TNK-BP joint venture; in delivering the Baku Tbilisi Ceyhan pipeline project; in driving for new gas exploration in Libya, Egypt and Oman; and in completing BP’s first oil project in Angola. In 2007 he was appointed CBE for services to business. Between 2002 and 2007 he was Chairman of the Egyptian British Business Council, and between 2000 and 2002 President of the UK Chamber of Shipping. Mr. Paniguian has a degree in Arabic and Middle East politics and an MBA.

NIKOLAS P. TSAKOS

PRESIDENT

Mr. Tsakos is the founder, Chief Executive Officer and a director of the Company since inception. He has been involved in ship management since 1981 and has 36 months of seafaring experience. He is the former President of the Hellenic Marine Environment Protection Agency (HELMEPA). Mr. Tsakos is a member of the council of the Independent Tanker Owners Association (INTERTANKO), a board member of the UK P&I Club, a board member of the Union of Greek Shipowners (UGS), a council member of the board of the Greek Shipping Co-operation Committee (GSCC) and a council member of the American Bureau of Shipping (ABS), Bureau Veritas (BV) and of the Greek Committee of Det Norske Veritas (DNV) and a board member of Bank of Cyprus. He graduated from Columbia University in New York in 1985 with a degree in Economics and Political Science and obtained a Masters Degree in Shipping, Trade and Finance from City University Business School, London in 1987. Mr. Tsakos served as an officer in the Hellenic Navy in 1988.

PAUL DURHAM

CHIEF FINANCIAL OFFICER

Mr. Durham joined the Tsakos Group in 1999 and has served as our Chief Financial Officer and Chief Accounting Officer since 2000. Mr. Durham is a United Kingdom Chartered Accountant. From 1989 through 1998, Mr. Durham was employed in Athens with the Latsis Group, a shipping, refinery and banking enterprise, becoming Financial Director of Shipping in 1995. From 1983 to 1989, Mr. Durham was employed by RJR Nabisco Corporation, serving as audit manager for Europe, Asia and Africa until 1986 and then as financial controller of one of their United Kingdom food divisions. Mr. Durham worked with Ernst & Young (London and Paris) from 1972 to 1979 and Deloitte & Touche (Chicago and Athens) from 1979 to 1983.

GEORGE V. SAROGLOU

CHIEF OPERATING OFFICER

Mr. Saroglou has been Chief Operating Officer of the Company since 1996. Mr. Saroglou is a shareholder and director of Pansystems S.A., a leading Greek information technology systems integrator, where he also worked from 1987 until 1994. From 1995 to 1996 he was employed in the Trading Department of the Tsakos Group. He graduated from McGill University in Canada in 1987 with a Bachelors Degree in Science (Mathematics).

VLADIMIR JADRO

CHIEF MARINE OFFICER

Mr. Jadro joined Tsakos Energy Navigation Limited in February 2006. He was appointed Chief Marine Officer of the Company in June 2006. Mr. Jadro was employed by Exxon/ExxonMobil Corp. from 1980 until 2004 in various technical and operational positions including: operations, repairs, new building constructions, off shore conversions and projects of the marine department of ExxonMobil Corp. He was in charge of various tankers and gas carriers from 28,000 dwt to 409,000 dwt, and responsible for the company vetting system. He was also involved in the development of oil companies’ international “SIRE” vessel inspection system. From 1978 until 1980 he was employed by the Bethlehem Steel shipyard. From 1967 until 1977, Mr. Jadro was employed on various tankers starting as third engineer and advancing to Chief Engineer. He is a member of the Society of Naval Architects and Marine Engineers (S.N.A.M.E) and Port Engineers of New York.

Board Committees

AUDIT COMMITTEE

Francis T. Nusspickel - Chairman

Peter Nicholson

D. John Stavropoulos

Michael G. Jolliffe

CHARTERING COMMITTEE

Nikolas P. Tsakos - Chairman

D. John Stavropoulos

George V. Saroglou

CAPITAL MARKETS COMMITTEE

Michael G. Jolliffe - Chairman

D. John Stavropoulos

Nikolas P. Tsakos

RISK COMMITTEE

D. John Stavropoulos - Chairman

Peter Nicholson

Nikolas P. Tsakos

Paul Durham

CORPORATE GOVERNANCE,

NOMINATING / COMPENSATION COMMITTEE

Peter Nicholson - Chairman

D. John Stavropoulos

Michael G. Jolliffe

William A. O’ Neil

Richard L. Paniguian

Francis T. Nusspickel

Aristides A.N. Patrinos

OPERATIONAL AND ENVIRONMENTAL R&D COMMITTEE

Aristides A.N. Patrinos - Chairman

William A. O’ Neil

Francis T. Nusspickel

Vasilis Papageorgiou *

* (Mr. Papageorgiou is the Deputy Chairman of the Company’s technical manager, TST)

ANNUAL REPORT AND ACCOUNTS 2009 • Our People, Our Strength	10< >11

George N. Sazaklis has been working for TST since 1970. He was one of the first TST Captains and his wife together with their children Nikolaos and Renefi followed him while he served at sea. Captain Sazaklis came ashore in 1975 assuming various managerial positions in the chartering and operation departments before becoming Manager of TST’s Human Resources in the 1980’s where he is now responsible for all crewing arrangements. TST employs over 3,000 seafarers of various nationalities including Greek, Filippino, Russian and Ukrainian nationals with a retention rate of over 90%. In his spare time he enjoys fishing on his home island of Chios.

His son Nikolaos Sazaklis, followed his father’s steps in shipping. In 1992 he graduated with a Major in Mathematics from the University of Patras. In 1998 he joined TST’s Chartering department and today he runs TEN’s spot desk. Nikolaos is married with two children and in his free time he enjoys windsurfing.

Financial Highlights (Expressed in thousands of US Dollars – except share and per share data)

	2009		2008	2007
VOYAGE REVENUES	444,926		623,040	500,617

OPERATING INCOME	72,405		278,838	249,702

NET INCOME	28,685		202,931	183,171

EARNINGS PER SHARE (BASIC)	0.78	*	5.40	4.81

EARNINGS PER SHARE (DILUTED)	0.77	*	5.33	4.79

WEIGHTED AVERAGE OUTSTANDING SHARES (BASIC)	36,940,198		37,552,848	38,075,859

WEIGHTED AVERAGE OUTSTANDING SHARES (DILUTED)	37,200,187		38,047,134	38,234,079

At Year-End:

TOTAL ASSETS	2,549,720		2,602,317	2,362,776

TOTAL LIABILITIES	1,635,393		1,687,202	1,504,845

STOCKHOLDERS’ EQUITY	914,327		915,115	857,931

OUTSTANDING SHARES	36,916,686		37,144,692	38,059,142

STOCKHOLDERS’ EQUITY PER SHARE OF COMMON STOCK	24.77		24.64	22.54

SHARE PRICE	14.66		18.32	37.03

NUMBER OF VESSELS	47		46	43

TOTAL DWT	4,968,359		4,921,862	4,669,748

AVERAGE DEADWEIGHT AGE OF VESSELS	6.8		6.1	5.6

All share and per share amounts have been restated to give effect to the 2007 two-for-one stock split

*	Including a $19.1 million impairment charge

s

ANNUAL REPORT AND ACCOUNTS 2009 • Our People, Our Strength	12< >13

Captain Emmanouil Papazis was born on the island of Chios. After completing his military service in the Greek Navy in 1977, he started working as Chief Officer on board various TST tankers. He became Captain in 1984. In July 1997 he was Captain of M/T “Toula Z.”, TEN’s first newbuilding aframax tanker delivered from the Imabari shipyard in Japan. In 1998 he came ashore to become operator and team leader of a group of 12 tankers. In 2001 he became Manager of Operations of TST. He is currently responsible for the operation of a fleet of over 70 vessels which includes tankers, containers, dry cargo vessels and one LNG carrier. He has two sons and two daughters and during his free time enjoys sailing and travelling around Greece.

The Papazis family has a long maritime tradition with many of its members in the shipping profession. Currently ten members of his immediate and extended family (including his two brothers, his two cousins and their sons) serve in office posts and onboard various TEN vessels.

Forward-Looking Information

This Annual Report contains forward-looking statements based on beliefs of our management. Any statements contained in this Annual Report that are not historical facts are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. We have based these forward-looking statements on our current expectations and projections about future events, including:

•	general economic and business conditions;

•	global and regional political conditions;

•	acts of terrorism and other hostilities;

•	availability of crude oil and petroleum products;

•	demand for crude oil and petroleum products and substitutes;

•	actions taken by OPEC and major oil producers and refiners;

•	competition in the marine transportation industry;

•	developments in international trade;

•	international trade sanctions;

•	changes in seaborne and other transportation patterns;

•	our ability to find new charters for our vessels at attractive rates;

•	capital expenditures;

•	meeting our requirements with customers;

•	tanker and product carrier supply and demand;

•	regulations affecting tankers and product carriers;

•	interest rate movements; and

•	foreign exchange

The words “anticipate,” “believe,” “estimate,” “expect,” “forecast,” “intend,” “may,” “plan,” “project,” “predict,” “should” and “will” and similar expressions as they relate to us are intended to identify such forward-looking statements. Such statements reflect our current views and assumptions and all forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from expectations. The factors that could affect our future financial results are discussed more fully under “Item 3. Key Information – Risk Factors” as well as elsewhere in the Annual Report on Form 20-F and in our other filings with the U.S. Securities and Exchange Commission (“SEC”). We caution readers of this Annual Report not to place undue reliance on these forward-looking statements, which speak only as of their dates. We undertake no obligation to publicly update or revise any forward-looking statements.

Information on the Company

Tsakos Energy Navigation Limited is a leading provider of international seaborne crude oil and petroleum product transportation services. In 2007 it also started to transport liquefied natural gas. It was incorporated in 1993 as an exempted company under the laws of Bermuda under the name Maritime Investment Fund Limited. In 1996, Maritime Investment Fund Limited was renamed MIF Limited. Our common shares were listed in 1993 on the Oslo Stock Exchange (OSE) and the Bermuda Stock Exchange, although we de-listed from the OSE in March 2005 due to limited trading. The Company’s shares are no longer actively traded on the Bermuda exchange. In July 2001, the Company’s name was changed to Tsakos Energy Navigation Limited to enhance our brand recognition in the tanker industry, particularly among charterers. In March 2002, we completed an initial public offering of our common shares in the United States and our common shares began trading on the New York Stock Exchange under the ticker symbol “TNP.” Since incorporation, the Company has owned and operated 67 vessels and has sold 23 vessels (of which three had been chartered back and eventually repurchased at the end of their charters. All three have since been sold again).

ANNUAL REPORT AND ACCOUNTS 2009 • Our People, Our Strength	14< >15

Business Overview

Tsakos Energy Navigation owns a fleet of modern tankers providing world-wide marine transportation services for national, major and other independent oil companies and refiners under long, medium and short-term charters. We believe that we have established a reputation as a safe, cost efficient operator of modern and well-maintained tankers. We also believe that these attributes, together with our strategy of proactively working towards meeting our customers’ chartering needs, has contributed to our ability to attract leading charterers as customers and to our success in obtaining charter renewals.

The technical management of our fleet is undertaken by Tsakos Shipping and Trading (TST), one of the world’s largest independent tanker managers based on the number of vessels under management. Technical management includes managing day-to-day vessel operations, seeing to vessel maintenance and repair, overseeing regulatory compliance, hiring qualified officers and crew, purchasing stores, supplies, spares and lubricants and providing technical and shoreside support and supervising newbuilding construction at shipyards.

TST had a total of 72 operating vessels under management at April 15, 2010 (with a further six to be delivered, three of which are vessels under construction for Tsakos Energy Navigation). This enables TST to achieve significant economies of scale when procuring supplies and underwriting insurance. These economies of scale, as well as TST’s ability to spread their operating costs over a larger vessel base, have resulted in cost savings to us.

TST’s established operations have allowed us to manage the growth of our fleet without having to integrate additional resources. The size of our operating fleet increased from 231,103 dwt at inception to approximately 4.9 million dwt at April 15, 2010, with no significant adverse impact on the organization.

We have access to TST’s network offices around the world and a pool of over 2,500 available seafarers, which is supported by TST’s sponsorship of naval academies in Greece, the Philippines, Russia and the Ukraine, and a TST manning office in Odessa, Ukraine.

In February 2010, TST and the German ship management company, Schoeller Holdings Ltd., the owner of Columbia Ship-management Ltd. (“CSM”), agreed to form a joint-venture ship management company on an equal partnership basis to provide technical management services to Greek owners of vessels. The new company is named Tsakos Columbia ShipManagement (“TCM”) and will be based in Athens and will be staffed primarily with TST personnel. It is expected that by mid-2010 all vessels then managed by TST, including those of our fleet, will be taken over by TCM for technical management. It is expected that TCM and CSM will engage in the purchase of certain supplies and services on a combined basis. By leveraging the purchasing power of CSM, which currently provides full technical management services for over 150 vessels and crewing services for an additional 200 vessels, TCM expects to procure services and supplies at lower prices, thereby reducing overall operating expenses. We also expect to benefit from CSM’s significant crewing capabilities.

TST will continue to provide commercial management services for our vessels, which include chartering, charterer relations, vessel sale and purchase, and vessel financing.

As of April 15, 2010, our fleet consisted of the following 46 vessels (including a chartered-in suezmax):

Vessel Type	Number of Vessels in operation
VLCC	3
Suezmax	9
Aframax	10
Aframax LR2	3
Panamax LR1	6
Handymax MR2	6
Handysize MR1	8
LNG carrier	1
Total	46

Twenty-two of the operating vessels are ice-class specification. This fleet diversity, which includes a number of sister ships, provides us with the opportunity to be one of the more versatile operators in the market. The current fleet totals approximately 4.9 million dwt, all of which is double-hulled, compared to the worldwide average of 12% single-hulled dwt as of April 15, 2010. As of April 15, 2010, the average age of our operating fleet was 6.7 years, compared with the industry average of 9.0 years.

In addition to the vessels operating in our fleet as of April 15, 2010, we are building an additional three vessels. We expect to take delivery of one aframax tanker of DNA design, in the third quarter of 2010. We expect delivery of two suezmax tankers in the second and third quarters of 2011. In the second quarter of 2010 we intend to deliver the vessel. Marathon to its buyer, and complete the bare-boat charter of the suezmax Nordic Passat (the former Decathlon, which is currently included in our fleet). The resulting fleet (including the newbuildings and assuming no further sales) would comprise of 48 vessels with approximately 5.1 million dwt.

We believe the following factors distinguish us from other public tanker companies:

•	Modern, high-quality, fleet

We own a fleet of modern, high-quality tankers that are designed for enhanced safety and low operating costs. The average age of our vessels is 6.7years, compared to an industry average of 9.0 years. Since inception, we have committed to investments of over $3.4 billion, including investments of approximately $2.5 billion in newbuilding constructions, in order to maintain and improve the quality of our fleet. We believe that increasingly stringent environmental regulations and heightened concerns about liability for oil pollution have contributed to a significant demand for our vessels by leading oil companies, oil traders and major government oil entities. TST, the technical manager of our fleet, has received ISO 14001 certification, based in part upon audits conducted on our vessels.

•	Diversified fleet

Our diversified fleet, which includes VLCC, suezmax, aframax, panamax, handysze and handymax tankers, as well as one LNG carrier, allows us to better serve our customers’ international crude oil and petroleum product transportation needs. We have also committed a sizable part of our newbuilding and acqusition program to ice-class vessels. At April 15, 2010, we had twenty-two ice-class vessels. Additionally, we have entered the LNG market with the delivery of our LNG carrier in 2007.

•	Stability throughout industry cycles

Historically, we have employed a high percentage of our fleet on long and medium-term employment with fixed rates or minimum rates plus profit sharing agreements. We believe this approach has resulted in high utilization rates for our vessels. At the same time, we maintain flexibility in our chartering policy to allow us to take advantage of favorable rate trends through spot market employment and contract of affreightment charters with periodic adjustments. Over the last five years, our overall average fleet utilization rate was 97.2%.

•	Industry recognition

For over 40 years, the Tsakos Group has maintained relationships with and has achieved acceptance by national, major and other independent oil companies and refiners. Several of the world’s major oil companies and traders, including Houston Refining, PDVSA, ExxonMobil, FLOPEC, Vitol, Shell, BP, Sunoco, Tesoro, Petrobras, Trafigura, Glencore and Neste Oil are among the regular customers of the Tsakos Group and of Tsakos Energy Navigation, in particular.

•	Significant leverage from our relationship with TST and TCM

We believe the expertise, scale and scope of TST are key components in maintaining low operating costs, efficiency, quality and safety. We leverage TSTs reputation and longstanding relationships with leading charterers to foster charter renewals. In addition, it is expected that TCM and CSM will engage in the purchase of certain supplies and services on a combined bass. By leveraging the purchasing power of CSM, which currently provides full technical management services for over 150 vessels and crewing services for an additional 200 vessels, TCM expects to procure services and supplies at lower prices, thereby reducing overall operating expenses. We also expect to benefit from CSMs significant crewing capabilities.

ANNUAL REPORT AND ACCOUNTS 2009 • Our People, Our Strength	16< >17

Performance Charts

VOYAGE REVENUES (in million US$)

700 (US$) 600 500 400 300 200 100 0

4.3 17.9 20.5 30.4 65.3 72.0 89.2 111.3 125.0 130.0 241.4 318.3 295.6 427.7 500.6 623.0 445.0

1993 1994 1995 1996 1997 1998 1999 2000 2001 2002 2003 2004 2005 2006 2007 2008 2009

OPERATING INCOME (in million US$)

300 (US$) 250 200 150 100 50 0

0.9 4.4 6.5 9.2 17.9 23.8 18.0 32.2 38.0 14.4 70.7 145.5 154.8 205.2 249.7 278.8 72.4

1993 1994 1995 1996 1997 1998 1999 2000 2001 2002 2003 2004 2005 2006 2007 2008 2009

NET INCOME (in million US$)

250 (US$) 200 150 100 50 0

0.6 2.6 3.7 3.3 8.6 9.2 4.4 14.1 24.6 3.9 59.1 143.3 161.8 196.4 183.2 203.0 47.8**** 28.7

1993* 1994 1995** 1996 1997 1998 1999** 2000 2001 2002*** 2003 2004** 2005** 2006** 2007** 2008** 2009**

* For 101 days of operation only.

** Includes capital gains from the sale of vessels.

*** Includes a non-cash charge for the value impairment of two vessels totalling $10.8 million.

**** Excludes a $19.1 million impairment charge.

EPS (DILUTED)

6 (US$) 5 4 3 2 1 0

0.09 0.38 0.50 0.39 0.45 0.46 0.22 0.72 1.27 0.13 1.72 3.76 4.09 5.15 4.79 5.33 1.28** 0.77

1993 1994 1995 1996 1997 1998 1999 2000 2001 2002* 2003 2004 2005 2006 2007 2008 2009

* Includes a non-cash charge for the value impairment of two vessels totalling $10.8 million.

** Excludes a $19.1 million impairment charge.

SHAREHOLDERS' EQUITY

(in million US$)

FLEET GROWTH

(in million dwt)

(dwt)
5
4
3
2
1
0
0.23
0.27
0.32
0.70
0.80
1.30
1.42
1.42
1.42
2.23
2.68
2.82
2.93
4.18
4.67
4.92
4.97
1993 4 ships
1994 5 ships
1995 8 ships
1996 11 ships
1997 12 ships
1998 15 ships
1999 16 ships
2000 16 ships
2001 16 ships
2002 22 ships
2003 27 ships
2004 28 ships
2005 25 ships
2006 37 ships
2007 43 ships
2008 46 ships
2009 47 ships

RETURN ON EQUITY

FLEET UTILIZATION

(%)
100
80
60
40
20
0
100.0
96.8
96.3
98.7
98.2
96.4
97.0
96.1
98.6
93.8
93.0
97.6
96.5
97.4
96.6
97.3
97.7
Average industry utilization rate 92%
1993 4 ships *
1994 5 ships
1995 8 ships
1996 11 ships **
1997 12 ships
1998 15 ships
1999 16 ships
2000 16 ships
2001 16 ships
2002 22 ships
2003 27 ships
2004 28 ships
2005 25 ships
2006 37 ships
2007 43 ships
2008 46 ships
2009 47 ships

18< >19

16 YEARS in the CAPITAL MARKETS

The 1993-2000 financial data is in accordance with International Accounting Standards (IAS) while 2001-2009 is in accordance with US Generally Accepted Accounting Principles (US GAAP)

SHAREHOLDERS’ EQUITY (in million US$)

1000 (US$) 800 600 400 200 0

32.7 35.3 39.0 114.7 129.1 138.3 141.3 152.4 171.1 267.4 314.6 519.5 607.2 755.3 858.0 915.1 914.3

1993 1994 1995 1996 1997 1998 1999 2000 2001 2002 2003 2004 2005 2006 2007 2008 2009

* ** *** ****

* Oslo Stock Exchange IPO September 1993.

** Secondary Equity offering December 1996.

*** New York Stock Exchange IPO March 2002.

**** Secondary Equity offering May 2004.

FLEET GROWTH (in million dwt)

5 (dwt) 4 3 2 1 0

0.23 0.27 0.32 0.70 0.80 1.30 1.42 1.42 1.42 2.23 2.68 2.82 2.93 4.18 4.67 4.92 4.97

1993 1994 1995 1996 1997 1998 1999 2000 2001 2002 2003 2004 2005 2006 2007 2008 2009

4 ships 5 ships 6 ships 11 ships 12 ships 15 ships 16 ships 16 ships 16 ships 22 ships 27 ships 26 ships 25 ships 37 ships 43 ships 46 ships 47 ships

RETURN ON EQUITY

50 (%) 40 30 20 10 0

1.9 8.0 10.4 8.4 7.5 7.2 3.1 10.0 16.8 2.3 22.1 45.5 31.1 32.3 24.2 23.7 3.1

1993 1994 1995 1996 1997 1998 1999 2000 2001 2002 2003 2004 2005 2006 2007 2008 2009

Based on Shareholders’ Equity at beginning of the year (excluding non controlling interest).

FLEET UTILIZATION

100 (%) 80 60 40 20 0

100.0 96.8 96.3 98.7 98.2 96.4 97.0 96.1 98.6 93.8 93.0 97.6 96.5 97.4 96.6 97.3 97.7

Average industry utilization rate 92%

1993 1994 1995 1996 1997 1998 1999 2000 2001 2002 2003 2004 2005 2006 2007 2008 2009

4 ships 5 ships 6 ships 11 ships 12 ships 15 ships 16 ships 16 ships 16 ships 22 ships 27 ships 26 ships 25 ships 37 ships 43 ships 46 ships 47 ships

* **

* For 101 days of operation only.

** Represents only the seven vessels that operated for the full year, and excludes the four vessels added in late December 1996.

18< >19

Our Operating Fleet (by Year Acquired) (as of April 15, 2010)

Vessel Type		Year Built	Year Acquired	Charter Type	Expiration of Charter

VLCC
1.	Millennium	1998	1998	bareboat charter	September 2013
2.	La Madrina (1)	1994	2004	time charter	April 2011
3.	La Prudencia (1)	1993	2006	time charter	April 2011

SUEZMAX
1.	Silia T	2002	2002	time charter	October 2011
2.	Nordic Passat(formerly Decathlon) (2) (7)	2002	2002	time charter	—
3.	Triathlon (2)	2002	2002	time charter	January 2014
4.	Eurochampion 2004 (2) (8)	2005	2005	time charter	November 2010
5.	Euronike (2) (8)	2005	2005	time charter	October 2011
6.	Archangel (8)	2005	2005	time charter	April 2010
7.	Alaska (2) (8)	2006	2006	time charter	November 2011
8.	Arctic (2) (8)	2007	2007	time charter	July 2012
9.	Antarctic (2) (8)	2007	2007	time charter	October 2010

AFRAMAX
1.	Marathon (7)	2003	2003	spot	—
2.	Opal Queen	2001	2002	spot	—
3.	Vergina II	1991	1996	time charter	April 2010
4.	Proteas (2) (8)	2006	2006	time charter	July 2010
5.	Promitheas (8)	2006	2006	COA	April 2010
6.	Propontis (2) (8)	2006	2006	time charter	October 2010
7.	Izumo Princess (4)	2007	2007	COA	Evergreen
8.	Sakura Princess (4)	2007	2007	COA	Evergreen
9.	Maria Princess	2008	2008	spot	—
10.	Nippon Princess	2008	2008	spot	—
11.	Ise Princess (4)	2009	2009	COA	Evergreen
12.	Asahi Princess	2009	2009	spot	—
13.	Sapporo Princess	2010	2010	time charter	August 2010

PANAMAX
1.	Andes (3)	2003	2003	time charter	November 2011
2.	Maya (3) (5)	2003	2003	time charter	September 2012
3.	Inca (3) (5)	2003	2003	time charter	May 2013
4.	Victory III (8)	1990	1996	pool	April 2010
5.	Selecao	2008	2008	time charter	Februrary 2011
6.	Socrates	2008	2008	time charter	March 2011

HANDYMAX
1.	Artemis (2) (8)	2005	2006	time charter	October 2011
2.	Afrodite (2) (8)	2005	2006	time charter	January 2012
3.	Ariadne (2) (8)	2005	2006	time charter	September 2011
4.	Aris (8)	2005	2006	pool	September 2010
5.	Apollon (2) (8)	2005	2006	time charter	January 2012
6.	Ajax (8)	2005	2006	pool	September 2010

HANDYSIZE
1.	Didimon	2005	2005	time charter	March 2012
2.	Arion (8)	2006	2006	pool	September 2010
3.	Delphi	2004	2006	time charter	November 2011
4.	Amphitrite (formerly Antares) (8)	2006	2006	pool	June 2010
5.	Andromeda (2) (8)	2007	2007	time charter	April 2010
6.	Aegeas (8)	2007	2007	spot	—
7.	Byzantion (2) (8)	2007	2007	time charter	May 2010
8.	Bosporos (2) (8)	2007	2007	time charter	August 2010

LNG
1.	Neo Energy (6)	2007	2007	time charter	August 2010

	Total Vessels 46	COA: Contract of Affreightment

Vanessa Florou is a Naval Architect & Marine Engineer and a graduate of the National Technical University of Athens. In March of 2000 Mrs. Florou joined TST’s technical department as assistant superintendent engineer. In January of 2003, Mrs. Florou moved to the new projects department with main responsibilities that of shipbuilding specifications, review, technical negotiations, new building vessels plan approval, follow up, implementation of new rules and regulations, correspondence with shipyards, site offices support, warranty claims, technical supervision of new building vessels etc. She was part of the supervising team for the construction of more than 20 TEN new building tankers and has sea going experience on board the Company’s vessels. Mrs. Florou speaks Greek, English, German and French. She enjoys travelling, working out and has a strong interest in literature and theatre.

Vanessa Florou pictured with TST’s Deputy Chairman Mr. Vasilis Papageorgiou and with Glykeria Volika-Tsakos (right) from the Tankers Chartering department

(1)	The charter rate for these vessels is based on a fixed minimum rate for the Company plus different levels of profit sharing above the minimum rate, determined and settled on a monthly average basis every six months.
(2)	The charter rate for these vessels is based on a fixed minimum rate for the Company plus different levels of profit sharing above the minimum rate, determined and settled on a calendar month basis.
(3)	These vessels are chartered under fixed and variable hire rates. The variable portion of hire is recognized to the extent the amount becomes fixed and determinable at the reporting date. Determination is every six months.
(4)	Evergreen employment has no specific expiration. These vessels are continuously employed on a market-related formula for each separate voyage until either we or the charterer request cancellation upon 30 or 90 days’ notice.
(5)	49% of the holding company of these vessels is held by a third party.
(6)	The charterer of this vessel has the option to extend the charter initially to December 31, 2011, and then until December 31, 2012.
(7)	Marathon has been sold and will be delivered to its buyer in April 2010. Decathlon was sold to a third-party buyer in March 2010 and chartered back with its new name Nordic Passat on bare-boat for a period of two months in order to complete its existing charter.
(8)	Ice-class classifications are based on ship resistance in brash ice channels with a minimum speed of 5 knots for the following conditions ice- 1A: 1m brash ice, ice- 1B: 0.8m brash ice, ice- 1C: 0.6m brash ice.

Our Newbuildings under Construction

As of April 15, 2010 we have on order and expect to take delivery in July 2010 one aframax of DNA design under construction by Sumitomo Heavy Industries and in the second and third quarters of 2011 two suezmaxes under construction by Sungdong Shipbuilding. The newbuildings have a double hull design compliant with all classification requirements and prevailing environmental laws and regulations. TST has worked closely with the Sumitomo yard in Japan and the Sungdong yard in South Korea in the design of the newbuildings and will continue to work with these respective yards during the construction period.

Vessel Type / Name	EXPECTED DELIVERY	Deadweight Tons	Contract Price (in million U.S. dollars)

AFRAMAX
1. Uraga Princess (Hull S-1360)	July 2, 2010	105,000	$60.7

SUEZMAX
1. Hull S-2034	2nd Quarter, 2011	158,000	$69.5
2. Hull S-2035	3rd Quarter, 2011	158,000	$69.5

ANNUAL REPORT AND ACCOUNTS 2009 • Our People, Our Strength	20< >21

Captain Ulysses Morauda is a Filippino national who joined TST in 1990 as trainee cadet. He served as A/B (Able Seaman) on board M/T “Pella” in 1993. The “Pella” was one of the four initial tankers in the Company’s IPO listing on the Oslo Stock Exchange in 1993. He was elevated to 3rd Officer and worked on board various TEN owned tankers; “Panos G.”, “Liberty”, “Vergina II”, “Dion”, “Crux”, as 2nd Officer on board “Maria Tsakos”, “Crux” and as Chief Officer on board “Crux”, “Didimon” and “Andromeda”. He became Captain in 2009 and has since served as Master on the Company’s handysize tanker “Didimon”. Captain Morauda has been employed by TST for 20 years. He has one child and in his spare time he enjoys watching movies and listening to music.

Pictures (below) from the Philippines Merchant Marine Academy (PMMA) and Davao Marine Academy which are sponsored by TST

Fleet Deployment

We strive to optimize the financial performance of our fleet by deploying at least two-thirds of our vessels on either time charters or period employment with variable rates. In the past two years, this proportion has been over 85% as we took proactive steps to meet any potential impact of the expanding world fleet on freight rates. The remainder of the fleet is in the spot market. We believe that our fleet deployment strategy provides us with the ability to benefit from increases in tanker rates while at the same time maintaining a measure of stability through cycles in the industry. The following table details the respective employment basis of our fleet during 2009 and 2008 as a percentage of operating days.

	Year Ended December 31,
Employment Basis	2009	2008
Time Charter - fixed rate	25%	29%
Time Charter - variable rate	44%	54%
Period Employment at variable rates	15%	9%
Spot Voyage	16%	8%
Total Net Earnings Days	16,631	15,712

Tankers operating on time charters may be chartered for several months or years whereas tankers operating in the spot market typically are chartered for a single voyage that may last up to several weeks. Vessels on period employment at variable rates related to the market are either in a pool or operating under contract of affreightment for a specific charterer. Tankers operating in the spot market may generate increased profit margins during improvements in tanker rates, while tankers operating on time charters generally provide more predictable cash flows. Accordingly, we actively monitor macro-economic trends and governmental rules and regulations that may affect tanker rates in an attempt to optimize the deployment of our fleet. Our fleet has six tankers currently operating on spot voyages.

Operations and Ship Management

Management policies regarding our fleet that are formulated by our board of directors are executed by Tsakos Energy Management under a management contract. Tsakos Energy Management’s duties, which are performed exclusively for our benefit, include overseeing the purchase, sale and chartering of vessels, supervising day-to-day technical management of our vessels and providing strategic, financial, accounting and other services, including investor relations. Our fleet’s technical management, including crewing, maintenance and repair, procuring insurance, and voyage operations, has been subcontracted by Tsakos Energy Management to TST. Tsakos Energy Management also engages TST to arrange chartering of our vessels. Six vessels were sub-contracted to third-party ship managers during part or all of 2009.

22< >23

Map of Operations

Our vesssels have the carrying capacity equivalent to 40% of one day’s global oil production

One of the largest transporterts of energy in the world: Delivered 400m barrels of oil in 2009 - the equivalent of 45 days of current US imports

Growth: 4 ships in 1993-49 today

$3.0 billion investment in 55 newbuildings since 1997

One of the largest ice-class owners in the world (22 ice-class vessels)

TEN CRUDE CARRIERS

TEN PRODUCT CARRIERS

TEN LNG

TEN

TEN'S NEWBUILDING PROGRAM

2010	2011
TEN	TEN
	TEN

24< >25

TEN CRUDE CARRIERS TEN PRODUCT CARRIERS TEN LNG

TEN’S NEWBUILDING PROGRAM

2010 2011

Chief Officer Yakinthi Tzanakaki (top) has been employed by TST since 2007. She served on board M/T “Arion” and M/T “Bosporos” TEN’s handysize 1A and 1B ice class tankers. She is currently serving on board M/T “Bosporos”. Yakinthi enjoys travelling and listening to Greek music.

2nd Officer Christina Tzouganatou (middle) started as a deck trainee on board TEN’s suezmax tanker M/T “Eurochampion 2004” in 2005. From 2006 until 2008 she worked in TST’s Human Resources department and after attaining her 2nd Officer’s diploma she served on board M/T “Andes” and M/T “Nippon Princess”, where she is currently serving. In her spare time she enjoys travelling and reading.

3rd Engineer Gerasimos Tzamarias (left) followed the steps of his father Efstathios Tzamarias who served on TST’s various vessels as Bowman from 1977 until his retirement in 2007. Gerasimos Tzamarias has been with the Company since 2002 starting as an engine trainee on board M/T “Maria Tsakos”. He is currently serving on board 1A ice class LR2 Aframax tanker M/T “Propontis”. During his career with the Company he also served as 3rd Engineer on board M/T “Parthenon”, M/T “Promitheas”, M/T “Proteas” and M/T “Alaska”. In his spare time he enjoys playing basketball and reading.

Operating and Financial Review & Prospects

The following discussion of our financial condition and results of operations should be read in conjunction with the financial statements and the notes to those statements included elsewhere in this Annual Report. This discussion includes forward-looking statements that involve risks and uncertainties. As a result of many factors, such as those set forth under “Risk Factors” and elsewhere in this annual report our actual results may differ materially from those anticipated in these forward-looking statements.

Overview

As of April 15, 2010, we operated a fleet of 46 modern double-hull tankers providing world-wide marine transportation services for national, major and other independent oil companies and refiners under long, medium and short-term charters and one LNG carrier. Our current fleet consists of three VLCCs, nine suezmaxes, thirteen aframaxes, six panamaxes, six handymaxes, eight handysizes and one LNG (liquefied natural gas) carrier. All vessels are owned by our subsidiaries. The charter rates that we obtain for these services are determined in a highly competitive global tanker charter market. We operate our tankers in markets that have historically exhibited both cyclical and seasonal variations in demand and corresponding fluctuations in charter rates. Tanker markets are typically stronger in the winter months as a result of increased oil consumption in the northern hemisphere. In addition, unpredictable weather conditions in the winter months tend to disrupt vessel scheduling. The oil price volatility resulting from these factors has historically led to increased oil trading activities. Changes in available tanker capacity have also had a strong impact on tanker charter markets over the past 20 years.

Results from Operations in 2009

The year 2009 proved to be a challenging year for the global economy, shipping and world trade. There was a widespread fear that the global economy could sink into a depression of the scale of 1929. A sharp decrease in seaborne oil trade during this crisis, a second consecutive year of declining oil demand for the first time since the early 1980s, large cutbacks in OPEC output with a high compliance level, combined with fleet growth, pushed industry spot rates to levels near or below vessels’ operating expenses. This started gradually in the second quarter of 2009, and in the typically low demand period of the third quarter, spot freight rates reached their year lows. On a positive note, however, the oil price contango led to increased tanker utilization as part of the global tanker fleet was used as oil storage vessels through the year for both crude oil and distillates.

Our fleet achieved voyage revenues of $444.9 million in 2009, a decrease of 28.6% from $623.0 million in 2008, despite an increase in the average size of the fleet to 46.6 in 2009 from 44.1 in 2008, and an increase in fleet utilization from 97.3% to 97.7% over the same period. The decrease in revenue was due to the significant decline in rates. The average daily time charter rate per vessel after deducting voyage expenses, decreased to $22,329 compared to $34,600 in 2008. Voyage expenses decreased, despite an increase in operating days on spot and contract of affreightment voyages, because of lower bunker prices caused by reduced oil prices. Operating expenses increased by only 0.6% to $144.6 million due to the increase in the size of the fleet and the repurchase of two vessels previously chartered-in, while average daily costs per vessel fell by over 8% due to reduced repair expenditure. During 2009, eight vessels underwent dry-docking for survey purposes and expenditure incurred on routine repairs and maintenance during dry-dock, which is expensed immediately, was considerably reduced from 2008 as most work was performed on relatively new vessels, which are expected to have lower repair and maintenance costs.

Depreciation was $94.3 million in 2009 compared to $85.5 million in 2008 due to the net addition of vessels. Management fees totaled $13.3 million for 2009 compared to $12.0 million for 2008, an increase of 10.5%, due both to the increase in number of vessels in the fleet and the increase in monthly fees. General and administrative expenses were $4.1 million during 2009 compared to $4.6 million during 2008. A gain on the sale of one vessel in 2009 amounted to $5.1 million, compared to the sale of one vessel in 2008 with a gain of $34.6 million. The Company incurred impairment charges relating to the three oldest vessels in the fleet totalling $19.1 million. Operating income decreased to $72.4 million in

ANNUAL REPORT AND ACCOUNTS 2009 • Our People, Our Strength	26< >27

2009 from $278.8 million in 2008. Financing costs fell by 44.7% in 2009 to $45.9 million due to reduced interest rates and positive movements on non-hedging interest rate and bunker swaps. Net income was $28.7 million compared to $202.9 million in 2008. Diluted earnings per share was $0.77 in 2009 based on 37.20 million diluted weighted average shares outstanding compared to $5.33 in 2008 based on 38.05 million diluted weighted average shares outstanding.

Some of the more significant developments for the Company during 2009 were:

•	the delivery of the two aframaxes Ise Princess and Asahi Princess;

•	the sale of the suezmax Pentathlon and agreement to sell the sister vessel Decathlon and two aframaxes, Pentathlon and Marathon;

•	the agreements to build two suezmaxes for delivery in 2011;

•	the dry-docking of Delphi, Didimon, Promitheas, Vergina II, Ajax, Apollon, Artemis and Afrodite for their mandatory special or intermediate survey;

•	the buy-back of 245,400 common shares, and

•	the initiation of an at-the-market offering for up to 3,000,000 common shares, and

•

the payment to our shareholders a dividend of $0.85 per common share in April in respect of the fiscal year 2008 and $0.30 per common share in September, the first dividend with respect to fiscal year 2009. Total cash paid out on dividends amounted to $42.4 million.

The Company operated the following types of vessels during, and at the end of 2009:

Vessel Type	LNG carrier	VLCC	Suezmax	Aframax	Panamax	Handymax MR2	Handysize MR1	Total Fleet
Average number of vessels	1.0	3.0	9.9	11.8	7.0	6.0	8.0	44.1
Number of vessels (at end of year)	1.0	3.0	9.0	13.0	7.0	6.0	8.0	46.0
Dwt at end of year (in thousands)	85.6	900.0	1,475.0	1,401.0	490.0	318.0	298.0	4,922
Percentage of total fleet	1.7%	18.1%	29.7%	28.2%	9.9%	6.4%	6.0%	100.0%
Average age, in years (at end of year)	2.9	14.8	4.9	4.5	8.7	4.5	3.5	6.1

We believe that the key factors which determined our financial performance in 2009, within the given freight rate environment in which we operated, were:

•

the diversified aspect of the fleet, including our acquisition in recent years of purpose-built vessels to access ice-bound ports and carry LNG (liquefied natural gas), which allowed us to take advantage of all tanker sectors;

•	the benefits of the new vessels acquired in recent years in terms of operating efficiencies and desirability on the part of charterers;

•	our balanced chartering strategy (discussed further below) which ensured a stable cash flow while allowing us to take advantage of the buoyant freight market;

•	the long-established relationships with our chartering clients and the development of new relationships with renowned oil-majors;

•	the continued control over costs by our technical managers despite pressures caused by a weakened dollar and higher operating and fuel costs;

•	our ability to mitigate financial costs by negotiating competitive terms with reputable banks, and protecting interest rate levels through swap arrangements;

•	our ability to manage leverage levels through cash generation and repayment/prepayment of debt;

•	our ability to reward our shareholders through a dividend policy which is linked directly to the profitability of the Company;

•	our ability to raise new financing through bank debt at competitive terms despite the current tight credit environment; and

•	the sale of vessels when attractive opportunities arose.

We believe that the above factors will also be those that will be behind our future financial performance and will play an especially significant role in the current world economic climate as we proceed through 2010. To these may be added:

•	a reasonable recovery in the crude charter market;

•

the securing of a high level of utilization for our vessels (as at April 15, 2010, 70% of the operational days available for 2010, and 50% for 2011, excluding expected new deliveries, have secured employment);

•	the continued appetite by oil majors to fix forward on medium to long term charters at economic rates;

•	the delivery of the two newbuildings that will join the fleet in 2010; and

•	the continued build-up of our cash reserves through operations, vessel sales and equity issuance.

Looking forward from a 2009 background of lower oil demand levels, high crude inventory levels, the continued lack of clarity over oil production from Iran, Nigeria and Iraq, and continued discussion by the Organization of Petroleum Exporting Countries (OPEC) about production levels, there do now appear to be some more positive signs shrouded still in considerable uncertainty. Modestly rising oil demand and reduced inventory levels have nudged oil prices upwards and this may continue through 2010. Demand from China, India and other developing countries will continue to have a beneficial impact on transportation requirements for petroleum and its products, and a part of the feared extent of the increase in new vessel supply has been partly allayed by cancellations and delivery deferments and also by scrapping. We expect that 2010 will also prove to be a challenging year for the tanker industry, albeit more favorable in terms of oil demand and vessel supply. Nevertheless, the current economic and financial crises, together with the forecasted increase in the size of the tanker fleet, will continue to dampen the potential for reviving the returns from the transportation of oil to the levels seen in previous years. However, there are positive signs. The governments of the world continue to make an effort to revitalize the world economy. The rising level of oil prices has stopped production cuts. New trading patterns with long-haul requirements will continue to absorb many of the new vessels to be delivered and we are beginning to see the phase-out of single-hull tankers accelerate.

Subsequent Events

On February 3, 2010, the Company signed addendums to the shipbuilding contracts for the two suezmax tankers still under construction as of that date, by which the contract price was reduced by $2.5 million each in return for an accelerated schedule of payment installments. On February 23, 2010, the aframax tanker Parthenon, recorded in the consolidated Balance Sheet as Held-for-Sale, was delivered to its new owners. On March 2, 2010, the suezmax tanker Decathlon, recorded in the consolidated Balance Sheet as Held-for-Sale, was delivered to its new owners. On March 12, 2010, our board of directors declared a dividend of $0.30 per common share to be paid on April 29, 2010, to shareholders of record on April 23, 2010. On March 24, 2010, the Company signed an agreement for the sale of the Hesnes for an amount of $7.4 million, before commissions and expenses. On April 8, 2010, the vessel was delivered to the buyers and related debt of $6,048 repaid. On April 9, 2010, the Company drew down $40.0 million on a 12-year term loan agreed in November 2009, relating to the delivery of the aframax Sapporo Princess delivered on April 14, 2010.

Chartering Strategy

We typically charter our vessels to third parties in any of three basic types of charter. First are “voyage charters” or “spot voyages,” under which a shipowner is paid freight on the basis of moving cargo from a loading port to a discharging port at a given rate per ton or other unit of cargo. Port charges, bunkers and other voyage expenses (in addition to normal vessel operating expenses) are the responsibility of the shipowner.

Second are “time charters,” under which a shipowner is paid hire on a per day basis for a given period of time. Normal vessel operating expenses, such as maintenance and repair, crew wages and insurance premiums, are incurred by the shipowner, while voyage expenses, including bunkers and port charges, are the responsibility of the charterer. The time charterer decides the destination and types of cargoes to be transported, subject to the terms of the charter. Time charters can be for periods of time ranging from one or two months to more than three years. The agreed hire may be for a fixed daily rate throughout the period or may be at a guaranteed minimum fixed daily rate plus a share of a determined daily rate above the minimum, based on a given variable charter index or on a decision by an independent brokers’ panel for a defined period. Many of our charters have been renewed on this time charter with profit share basis over the past two years. Time charters can also be “evergreen,” which means that they automatically renew for successive terms unless the shipowner or the charterer gives notice to the other party to terminate the charter.

Third are “bareboat charters” under which the shipowner is paid a fixed amount of hire for a given period of time. The charterer is responsible for substantially all the costs of operating the vessel including voyage expenses, vessel operating expenses and technical and commercial management. Longer-term time charters and bareboat charters are sometimes known as “period charters”. We also enter into “contracts of affreightment” which are contracts for multiple employments that provide for periodic adjustments, within prescribed ranges, to the charter rates. At various stages during 2009, six of our vessels also entered into and operated within a pool of similar vessels whereby all income (less voyage expenses) is earned on a market basis and shared between pool participants on the basis of a formula which takes into account the vessel’s age, size and technical features. Previously, none of our vessels had operated in a pool since January, 2007.

Our chartering strategy continues to be one of fixing the greater portion of our fleet on medium to long-term employment in order to secure a stable income flow, but one which also ensures a satisfactory return. This strategy has enabled us to level the effects of the cyclical nature of the tanker industry, achieving almost optimal utilization of the fleet.

ANNUAL REPORT AND ACCOUNTS 2009 • Our People, Our Strength	28< >29

In order to capitalize on possible upturns in rates, we have chartered out several of our vessels on a basis related to market rates for either spot or time charter. As of April 15, 2010, we have 40 of our 46 vessels managed on time charter or other form of period employment, ensuring that at least 70% of 2010 availability and 50% of 2011 availability is already fixed.

Our Board of Directors, through its Chartering Committee, formulates our chartering strategy and our commercial manager Tsakos Energy Management implements this strategy through the technical manager, TST. They evaluate the opportunities for each type of vessel, taking into account the strategic preference for medium and long-term charters and ensure optimal positioning to take account of redelivery opportunities at advantageous rates.

The cooperation with TST enables us to take advantage of the long-established relationships they have built with many of the world’s major oil companies and refiners over 40 years of existence and high quality commercial and technical service. TST manages our vessels of the Company plus another 26 operating vessels, mostly container and dry cargo vessels, but also some single and double hull tankers. Apart from the customer relations, we are also able to take advantage of the inherent economies of scale associated with a large fleet manager and its commitment to contain running costs without jeopardizing the vessels’ operations. TST provides top grade officers and crew for our vessels and first class superintendent engineers and port captains to ensure that the vessels are in prime condition. It is expected that TCM will undertake the management of our vessels from mid-2010, while TST will continue to provide commercial services, primarily the chartering of our vessels.

Captain Joo Kang Suk, Chief Engineer Chung Hi Yong

and crew of the Company’s first LNG carrier “Neo Energy” built in 2007 at Hyundai Heavy Industries, South Korea.

General Market Overview World Oil Demand / Supply and Trade All text, data and charts provided by ICAP Shipping

Crude oil prices continued to weaken in the early part of 2009, with NYMEX WTI futures prices averaging $39/barrel in February, down from the peak of $145/barrel that was reached during July 2008. The weakness in prices prompted a strong response from OPEC, which had already announced at its December 2008 meeting that it would aim to cut crude oil production by 4.2 million bpd from September 2008 levels. Unlike on some previous occasions, the group was initially able to achieve a comparatively high level of compliance with production targets, reaching 77% compliance in February 2009. The sharp reduction in OPEC output was successful in stabilising crude oil prices, which rose thereafter and traded within what was felt to be a more comfortable range between $60-$80/barrel during the second half of the year, as the economic outlook improved and economic stimulus packages and renewed risk appetite led to a sharp re-bound in commodity prices. However the sharp reduction in OPEC production and exports undermined demand for crude oil tankers which fell sharply during the second quarter of the year and remained at low levels during the third quarter, before recovering towards the end of the year.

According to the International Energy Agency (IEA), world oil demand fell by 1.29 million bpd in 2009, the largest decline in demand since 1982. Large falls in demand were recorded in the OECD countries, particularly the United States, Japan and in Europe. U.S. demand fell by as much as 0.76 million bpd, Japanese demand decreased by some 0.43 million bpd and OECD Europe’s demand fell by some 0.79 million bpd. However, demand in developing countries continued to increase,

SEABORNE CRUDE OIL IMPORTS 2000 TO 2009

in spite of the global economic downturn. Chinese demand is estimated to have increased by as much as 0.61 million bpd, in part driven by the large economic stimulus package put in place by the Chinese government in November 2008. This was the largest reported increase in Chinese oil demand since 2004. Demand also continued to grow in India, with an increase of 0.17 million bpd reported, while demand in the other developing Asian countries grew by some 0.10 million bpd. Growth in each of these regions also outpaced the growth in demand seen in 2008. The pace of demand growth in the Middle East, Latin America and Africa slowed however, to 0.13 million bpd, 0.05 million bpd and 0.02 million bpd respectively.

ANNUAL REPORT AND ACCOUNTS 2009 • Our People, Our Strength	30< >31

The sharp reduction in OPEC crude oil output meant that the overall supply of oil—including biofuels, condensates and oil from non-conventional sources—fell from 86.35 million bpd in 2008 to 84.74 million bpd in 2009. Although OPEC production started to increase after the low point seen in March 2009, average OPEC crude oil production was 2.52 million bpd lower in 2009 than in 2008.

The decline in OPEC crude oil production was partially offset by increases elsewhere, notably a 0.56 million bpd increase in U.S. production which was assisted by a benign hurricane season. Elsewhere there was a 0.2 million bpd increase in Russian production and a 0.28 million bpd increase in output from other countries of the Former Soviet Union. Brazil increased production by 0.12 million bpd. Seaborne crude oil trade is estimated to have fallen by 1.7 million bpd in 2009 or 4.4%, while crude oil tonne-miles trade (international trade x distance travelled) is estimated to have decreased by 4.8% as the reduction in trade was to a large extent focussed on long-haul exports from the Middle East.

Crude imports into the U.S., Europe and Japan fell substantially as refineries ran at lower levels due to weak refining margins. These declines were partially offset by increases in imports into both China and India where further demand growth and new refining capacity meant that refiners continued to import greater volumes. In China a more attractive product pricing mechanism also encouraged refiners to import and run more crude oil, and Chinese imports increased by 0.53m bpd.

A major development was the sharp increase in the numbers of tankers employed in storing both crude oil and refined products. From the fourth quarter of 2008 a steep contango price structure developed in crude oil and products forward price curves, which enabled oil companies and traders to store oil profitably. At the same time limited onshore storage capacity and lower charter rates for tankers made storage onboard vessels attractive, leading to as many as 45 VLCCs being utilised for storing crude oil by May 2009. While the number of VLCCs storing crude oil declined thereafter there was a sharp increase in the use of VLCC and Suezmax newbuildings employed in storing clean products cargoes and even greater use of both uncoated newbuilding Aframaxes and fully coated existing Aframaxes and Panamaxes in storing clean products. While the numbers of vessels employed in storage had begun to decline by February 2010, as many as 116 vessels were still being used for this purpose.

The global economic downturn and reduction in world oil demand also impacted the trade in refined oil products. Imports of gasoline, distillates, jet fuel and fuel oil into the United States, the world largest products importing country, declined from 2008’s level of 1.71 million barrels to 1.59 million bpd in 2009. Imports of gasoil and jet fuel into Europe were, however, higher than in 2008 as surpluses from Asia, the Former Soviet Union, North America and the Middle East continued to flow into the region—adding to the volumes in floating storage. Chinese exports of gasoline, kerosene and diesel increased from 8.0 million tonnes in 2008 to 15.4 million tonnes in 2009 as the start up of new refineries led to a surplus of clean products for export, particularly in the second half of the year. Resurgent demand for naphtha in the Far East in the second half of the year led to a sharp increase in trade that helped to drive earnings for LR products carriers higher, aided by the fact that a large proportion of the fleet was tied up in storage employment.

Looking forward, the IEA in its February 2010 report predicted a strong re-bound in oil demand in 2010, with global demand forecast to increase by 1.57 million bpd, the largest increase since 2004. Demand in the developed world is expected to stabilise, while further strong demand growth is predicted for developing countries in Asia in particular. Although the economic recovery remains fragile at present it is expected that, over the medium term, continued economic development in emerging economies will drive further oil demand growth. In its December 2009 Annual Energy Outlook, the U.S. Energy Information Administration projected in its Reference Case that global hydrocarbon liquids consumption will increase to 90.92 million bpd by 2015, compared to a level of 86.03 million bpd in 2008. Demand in developing countries was projected to be 5.17 million bpd higher than 2008’s levels by 2015, while consumption in the OECD countries was projected to remain 0.28m bpd below the 2008 figure.

World Tanker Fleet

Crude oil tanker fleet growth accelerated substantially in 2009. In the VLCC sector 53 vessels were delivered compared to 40 vessels in 2008, while 38 vessels are believed to have been removed from active service, compared to the 39 vessels removed in 2008. As a result the number of VLCCs in the fleet grew by 3.0%. At the start of 2010, 65 non-double hulled VLCCs remained in the active trading fleet. The removal of more of these vessels from service in 2010 will help to restrain fleet growth this year.

In the Suezmax sector 46 newbuilding were delivered from shipyards, although deliveries were heavily weighted towards the end of the year and many of the new deliveries were immediately employed in clean products storage. Both of these factors helped to restrain growth in the active crude oil trading fleet for much of the year. In addition, 7 more Suezmaxes were removed from active service. Nevertheless, by the end of 2009, the Suezmax fleet had increased by 11.3% from the start of the year. Fleet growth in the Suezmax sector is also expected to be lower in 2010 as more non double hulled vessels are removed from service.

In the Aframax segment 96 vessels were delivered in 2009, while a further 19 non double hulled vessels were removed from service. As a result this sector saw fleet growth of 9%. As is the case with the Suezmax and VLCC sectors, Aframax fleet growth is also likely to be substantially lower in 2010, with both fewer deliveries and a greater number of the remaining 59 non double hulled vessels expected to be taken out of service.

Fleet growth in the Panamax tanker segment (60,000 – 80,000 dwt) was also high in 2009, at some 7.4% with 38 vessels delivered and 11 vessels removed from service. Fleet growth in this segment is expected to be low or even negative in 2010. In the MR products tanker sector (45,000 – 55,000 dwt), there was another year of very high fleet growth of 17.5% but growth in the more mature Handy tanker segment (27,000 dwt – 45,000 dwt) was much lower at just 0.2%. This meant that fleet growth in the combined MR and Handy segments totalled some 7.7%, with the addition of 179 new vessels and 55 older, mainly Handy tankers, removed from service. Fleet growth in this part of the fleet is also expected to be substantially lower in 2010 with negative fleet growth now likely in the Handy tanker segment and a reduced level of fleet growth in the MR segment compared to the last 2 years.

The total deep sea oil tanker fleet from 27,000 – 445,000 dwt increased by 8% in 2009 to 402 million dwt. A further 127 million dwt remains on order for delivery, while there is now just 40 million dwt of non double hulled tonnage to be removed from service under MARPOL Annex 1 regulations. The outlook for fleet growth over the next 2 years remains highly uncertain due to the continued difficulties that some ship owners are facing in securing finance for payments to shipyards, and also the uncertainty over the financial stability of some of the shipyards themselves. There is therefore significant potential for further delays to newbuilding delivery schedules and the possibility of the postponement or cancellation of more tanker newbuilding orders. Fleet growth in the tanker sector is expected to be significantly lower in 2010 than in 2009 and the aforementioned developments may alleviate some more of the supply side pressure on the tanker market over the next 3 years.

Newbuildings

Newbuilding Tanker Prices at January Each Year

	2002	2003	2004	2005	2006	2007	2008	2009	2010

VLCC	$70m	$66m	$79m	$118m	$122m	$130m	$147m	N/A	$100m

Suezmax	$47m	$45m	$53m	$74m	$73m	$81m	$91m	N/A	$60m

Aframax (Uncoated)	$36m	$36m	$45m	$62m	$61m	$66m	$73m	N/A	$51m

47k dwt (Epoxy Coated)	$26m	$28m	$34m	$41m	$44m	$47m	$53m	N/A	$32m

(Newbuilding and second hand price assessments were temporarily suspended in late 2008 and early 2009 due to a lack of liquidity in the ship sale and purchase markets)

Tanker newbuilding prices have fallen substantially since the third quarter of 2008. However, far fewer orders have been placed since then as the reduced availability of finance, weaker market conditions, the large existing orderbook and the prospect of further declines in newbuilding prices have meant that owners have generally held back from placing orders. Just 21 VLCC orders have been recorded since the start of 2009, compared to approximately 100 orders placed in 2008. However prices for the vessels have been much lower—in the region of $100 million compared to prices as high as $165 million in the third quarter of 2008.

There has been slightly more ordering in the Suezmax sector since the start of 2009 with 31 new contracts recorded. Prices for recent orders are also significantly below those placed at the peak of the market in the third quarter of 2008, with recent contracts priced in the region of $60-$65 million compared to peak prices of some $98 million.

ANNUAL REPORT AND ACCOUNTS 2009 • Our People, Our Strength	32< >33

Ordering of new Aframax tankers has also been low with just 15 new contracts reported since the start of 2009. Indicative newbuilding prices for Aframaxes at South Korean shipyards had fallen to $51 million by the first quarter of 2010, compared to $81 million in the third quarter of 2008. Indicative newbuilding prices for MR products tankers have also fallen considerably, with prices at South Korean shipyards around $32 million in early 2010, compared to indicative price levels of some $54 million in the third quarter of 2008. As is the case with the other sectors, the amount of new orders placed in the past 18 months has been substantially lower than in the first three quarters of 2008.

Secondhand Prices

5-Year-Old Tanker Prices at January Each Year

	2002	2003	2004	2005	2006	2007	2008	2009	2010

VLCC	$58m	$60m	$72m	$110m	$120m	$117m	$138m	N/A	$77m

Suezmax	$39m	$43m	$50m	$75m	$76m	$80m	$96m	N/A	$55m

Aframax (Uncoated)	$30m	$34m	$39m	$59m	$65m	$65m	$73m	N/A	$39m

47k dwt (Epoxy Coated)	$21m	$23m	$30m	$40m	$47m	$48m	$52m	N/A	$24.5m

Secondhand prices have also fallen substantially since the third quarter of 2008. The volume of transactions has been very low for much of the period since then, although a few more sales are emerging in early 2010. As of the end of February indicative prices for 5-year old Suezmaxes have fallen by 44% since the third quarter of 2008 to $58 million, although this is 7% higher than indicative prices assessments in late 2009. Indicative prices for 5-year old Aframaxes have fallen by 49% to $40 million, however this is also some 14% higher than the indicative price assessment in December. Indicative prices for a 5-year old MR products carrier are 55% lower at the end of February 2010 than they were in the third quarter of 2008 at $24.5 million. However this price assessment is also some 17% higher than indicative prices in late 2009.

Earnings

Tanker spot market earnings were much lower on average in 2009 as reduced oil demand, OPEC production cuts and lower refinery runs restricted both crude oil and products trade, while fleet growth increased substantially. However, some vessels were able to command higher earnings through short-term employment in oil storage.

VLCC

Benchmark VLCC spot market earnings weakened substantially from the second quarter of 2008 through to the third quarter of 2009. The market strengthened in the fourth quarter of 2009 as seasonal demand increased, and earnings in the first two months of 2010 have also been much stronger as increased Chinese crude oil imports and weather delays to vessels have created tighter market conditions. Storage employment has also been a major factor in the VLCC market since the fourth quarter of 2008 with between 3% and 9% of the VLCC trading fleet tied up in this employment at various times. Earnings for vessels trading in the Atlantic Basin were generally higher than those on the benchmark AG-Far East route in 2009 as storage employment reduced vessel availability in the Atlantic and increased shipments from West Africa to Asia also drew tonnage away from the region. Indicative round voyage earnings on the West Africa to US Gulf route averaged $35k/day in 2009 compared to $27k/day for the AG-Far East route.

Suezmax

Freight rates in the Suezmax sector were also much weaker in 2009, however earnings for these vessels also strengthened once again towards the end of the year and spiked in January 2010, in part due substantial delays for vessels transiting the Turkish Straits. Earnings in the Suezmax sector were more robust than in other market sectors as increased exports from Azerbaijan, Kazakhstan and Brazil helped to offset declines in trade elsewhere. Increased long-haul shipments of crude from the Black Sea and Mediterranean to both the U.S. and Asia also helped to support Suezmax earnings as did the fact that new-building deliveries were skewed towards the second half of the year. Several newbuildings were also chartered for clean products storage upon delivery which also helped to maintain a slightly tighter market balance.

Aframax

Freight rates for Aframaxes were also much lower in 2009 as reduced exports not only from OPEC producers but also from Mexico, the U.K. and Norway affected demand, and a record number of vessels were delivered into the fleet. While Aframax earnings were very weak in the middle part of the year, Aframax markets also strengthened considerably at the end of the year as winter demand increased and weather delays affected the effective supply of vessels. Indicative round voyage earnings in the North Sea averaged $32k/day in December, while indicative earnings for cross-Med. voyages averaged $25k/day and earnings for voyages from the Baltic to Northwest Europe averaged $39k/day. Vessel earnings returned to lower levels however by the end of February 2010.

Products Carriers

Benchmark spot market earnings for MR products carriers were also affected by the reduction in oil demand and products trade and another year of strong fleet growth. Earnings for MRs were particularly weak from June until November, however the market strengthened in December and January and some of this strength has been carried forward into February 2010.

ANNUAL REPORT AND ACCOUNTS 2009 • Our People, Our Strength	34< >35

Management’s Report on Internal Control over Financial Reporting

The management of Tsakos Energy Navigation Limited and its subsidiaries (the “Company”), according to Rule 13a-15(f) of the Securities Exchange Act of 1934, is responsible for the establishment and maintenance of adequate internal controls over financial reporting for the Company. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the Company’s financial statements for external reporting purposes in accordance with U.S. generally accepted accounting principles. However, in any system of internal control there are inherent limitations and consequently internal control over financial reporting may not absolutely prevent or detect misstatements.

The Company’s system of internal control over financial reporting includes policies and procedures that:

(i)	pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;

(ii)	provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company, and

(iii)	provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the financial statements.

Management has performed an assessment of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2009, based on the criteria established within Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Based on our assessment, management has determined that the Company’s internal control over financial reporting as of December 31, 2009, is effective.

Nikolas P. Tsakos	Paul Durham
President and Chief Executive Officer	Chief Financial Officer

Date: April 9, 2010

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

2009

36< >37

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

TSAKOS ENERGY NAVIGATION LIMITED

We have audited the accompanying consolidated balance sheets of TSAKOS ENERGY NAVIGATION LIMITED and subsidiaries as of December 31, 2009 and 2008, and the related consolidated statements of income, stockholders’ equity, and cash flows for each of the three years in the period ended December 31, 2009. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of TSAKOS ENERGY NAVIGATION LIMITED and subsidiaries at December 31, 2009 and 2008, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2009, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), TSAKOS ENERGY NAVIGATION LIMITED and subsidiaries’ internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 9, 2010 expressed an unqualified opinion thereon.

Athens, Greece
April 9, 2010

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

TSAKOS ENERGY NAVIGATION LIMITED

We have audited TSAKOS ENERGY NAVIGATION LIMITED and subsidiaries’ internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). TSAKOS ENERGY NAVIGATION LIMITED and subsidiaries’ management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles, A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, TSAKOS ENERGY NAVIGATION LIMITED and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of TSAKOS ENERGY NAVIGATION LIMITED and subsidiaries as of December 31, 2009 and 2008, and the related consolidated statements of income, stockholders’ equity, and cash flows for each of the three years in the period ended December 31, 2009 and our report dated April 9, 2010 expressed an unqualified opinion thereon.

Athens, Greece
April 9, 2010

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

DECEMBER 31, 2009 and DECEMBER 31, 2008

(Expressed in thousands of U.S. Dollars - except share data)

	2009	2008
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$296,181	$312,169
Restricted cash	6,818	7,581
Accounts receivable, net (Note 1e)	12,661	16,596
Insurance claims	3,814	7,286
Due from related companies (Note 2)	5,359	4,923
Advances and other	6,158	8,329
Vessels held for sale (Note 1i)	120,877	—
Inventories	13,014	10,919
Prepaid insurance and other	3,431	2,978
Current portion of financial instruments-Fair value (Note 8)	3,334	—

Total current assets	471,647	370,781

INVESTMENTS (Note 3)	1,000	1,000
FINANCIAL INSTRUMENTS - FAIR VALUE, net of current portion (Note 8)	3,112	—
FIXED ASSETS (Notes 4 and 7)
Advances for vessels under construction	49,213	53,715

Vessels	2,335,031	2,468,472
Accumulated depreciation	(325,066)	(312,983)

Vessels’ Net Book Value	2,009,965	2,155,489

Total fixed assets	2,059,178	2,209,204

DEFERRED CHARGES, net (Note 5)	14,783	21,332

Total assets	$2,549,720	$2,602,317

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES:
Current portion of long-term debt (Note 6)	$172,668	$91,805
Payables	29,223	27,960
Due to related companies (Note 2)	40	197
Accrued liabilities	15,273	24,497
Accrued bank interest	6,079	14,656
Unearned revenue	11,265	14,709
Current portion of financial instruments - Fair value (Note 8)	29,683	15,664

Total current liabilities	264,231	189,488

LONG-TERM DEBT, net of current portion (Note 6)	1,329,906	1,421,824

FINANCIAL INSTRUMENTS - FAIR VALUE, net of current portion (Note 8)	41,256	75,890

STOCKHOLDERS’ EQUITY:
Common stock, $ 1.00 par value; 100,000,000 shares authorized; 37,671,392 issued at December 31, 2009 and December 31, 2008.	37,671	37,671
Additional paid-in capital	266,706	265,932
Retained earnings	679,597	693,511

Cost of treasury stock (754,706 and 526,700 shares)	983,974 17,863	997,114 14,217

	966,111	982,897
Accumulated other comprehensive loss	(57,731)	(72,239)
Noncontrolling interest (Note 11)	5,947	4,457

Total stockholders’ equity	914,327	915,115

Total liabilities and stockholders’ equity	$2,549,720	$2,602,317

The accompanying notes are an integral part of these consolidated financial statements.

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007

(Expressed in thousands of U.S. Dollars - except share and per share data)

	2009	2008	2007
VOYAGE REVENUES:	$444,926	$623,040	$500,617

EXPENSES:
Commissions	16,086	22,997	17,976
Voyage expenses	77,224	83,065	72,075
Charter hire expense	—	13,487	15,330
Vessel operating expenses	144,586	143,757	108,356
Depreciation	94,279	85,462	81,567
Amortization of deferred dry-docking costs	7,243	5,281	3,217
Management fees (Note 2)	13,273	12,015	9,763
General and administrative expenses	4,069	4,626	4,382
Management incentive award (Note 2)	—	4,750	4,000
Stock compensation expense (Note 9)	1,087	3,046	5,670
Foreign currency losses	730	915	691
Amortization of deferred gain on sale of vessels (Note 7)	—	(634)	(3,168)
Gain on sale of vessels	(5,122)	(34,565)	(68,944)
Vessel impairment charge (Notes 1h and 4)	19,066	—	—

Total expenses	372,521	344,202	250,915

Operating income	72,405	278,838	249,702

OTHER INCOME (EXPENSES):
Interest and finance costs, net	(45,877)	(82,897)	(77,382)
Interest income	3,572	8,406	13,316
Other, net	75	(350)	924

Total other expenses, net	(42,230)	(74,841)	(63,142)

Net income	30,175	203,997	186,560
Less: Net income attributable to the noncontrolling interest	(1,490)	(1,066)	(3,389)

Net income attributable to Tsakos Energy Navigation Limited	$28,685	$202,931	$183,171

Earnings per share, basic attributable to Tsakos Energy Navigation Limited common shareholders	$0.78	$5.40	$4.81

Earnings per share, diluted attributable to Tsakos Energy Navigation Limited common shareholders	$0.77	$5.33	$4.79

Weighted average number of shares, basic	36,940,198	37,552,848	38,075,859

Weighted average number of shares, diluted	37,200,187	38,047,134	38,234,079

The accompanying notes are an integral part of these consolidated financial statements.

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007

(Expressed in thousands of U.S. Dollars)

	Comprehensive Income (Loss)	Common Stock	Additional Paid-in Capital	Retained Earnings	Treasury Stock		Accumulated Other Comprehensive Income (Loss)	Tsakos Energy Navigation Limited	Noncontrolling Interest	Total
					Shares	Amount
BALANCE, December 31, 2006		$19,040	$267,430	$464,085			$4,718	$755,273	$2	$755,275
Net income	186,560			183,171				183,171	3,389	186,560
- Repurchase and cancellation of common stock (41,600 shares)		(21)	(270)	(1,047)				(1,338)		(1,338)
- Issuance of 21,000 shares of restricted share units		10	(10)					—		—
- Cash dividends declared and paid ($1.575 per share)				(59,959)				(59,959)		(59,959)
- Two-for-one stock split		19,030		(19,030)				—		—
- Fair value of financial instruments	(25,421)						(25,421)	(25,421)		(25,421)
- Fair value of investments	953						953	953		953
- Reclassification upon sale of investments	(4,025)						(4,025)	(4,025)		(4,025)
- Amortization of restricted share units			5,886					5,886		5,886

Comprehensive income	$158,067

BALANCE, December 31, 2007		$38,059	$273,036	$567,220	—	—	$(23,775)	$854,540	$3,391	$857,931

Net income	203,997			202,931				202,931	1,066	203,997
- Repurchase and cancellation of common stock (392,400 shares)		(393)	(2,425)	(9,414)				(12,232)		(12,232)
- Purchases of Treasury stock					812,700	(21,937)		(21,937)		(21,937)
- Issuance of 4,650 shares of restricted share units		5	(5)					—		—
- Treasury stock granted to employees as part of stock compensation plan			(7,720)		(286,000)	7,720		—		—
- Cash dividends declared and paid ($1.80 per share)				(67,226)				(67,226)		(67,226)
- Fair value of financial instruments	(48,464)						(48,464)	(48,464)		(48,464)
- Amortization of restricted share units			3,046					3,046		3,046

Comprehensive income	$155,533

BALANCE, December 31, 2008		$37,671	$265,932	$693,511	526,700	(14,217)	$(72,239)	$910,658	$4,457	$915,115

Net income	30,175			28,685				28,685	1,490	30,175
- Purchases of Treasury stock (245,400 shares)					245,400	(4,058)		(4,058)		(4,058)
-Proceeds from Stock Issuance Program			(313)	(154)	(17,394)	412		(55)		(55)
- Cash dividends declared and paid ($1.15 per share)				(42,445)				(42,445)		(42,445)
- Fair value of financial instruments	14,508						14,508	14,508		14,508
- Amortization of restricted share units			1,087					1,087		1,087

Comprehensive income	$44,683

BALANCE, December 31, 2009		$37,671	$266,706	$679,597	754,706	(17,863)	$(57,731)	$908,380	$5,947	$914,327

The accompanying notes are an integral part of these consolidated financial statements.

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007

(Expressed in thousands of U.S. Dollars)

	2009	2008	2007
Cash Flows from Operating Activities:

Net income	$30,175 $	$203,997	186,560
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	94,279	85,462	81,567
Amortization of deferred dry-docking costs	7,243	5,281	3,217
Amortization of loan fees	877	944	921
Amortization of deferred income	—	(634)	(3,168)
Stock compensation expense	1,087	3,046	5,670
Change in fair value of derivative instruments	(12,552)	15,470	7,733
Gain on sale of vessels	(5,122)	(34,565)	(68,944)
Vessel impairment charge	19,066	—	—
Gain on sale of investments	—	—	(4,230)
Payments for dry-docking	(4,347)	(11,374)	(9,691)
(Increase) Decrease in:
Receivables	9,142	5,728	(20,092)
Inventories	(2,095)	1,180	(3,668)
Prepaid insurance and other	(453)	1,052	(1,010)
Increase (Decrease) in:
Payables	1,106	(9,142)	12,630
Accrued liabilities	(17,801)	4,926	3,252
Unearned revenue	(3,444)	2,770	(136)

Net Cash provided by Operating Activities	117,161	274,141	190,611

Cash Flows from Investing Activities:
Advances for vessels under construction and acquisitions	(22,762)	(3,471)	(111,090)
Vessel acquisitions and/or improvements	(103,269)	(223,266)	(421,187)
Investments	—	—	(1,000)
Proceeds from sale of investments	—	—	15,203
Proceeds from sale of vessels	50,463	62,100	142,433

Net Cash used in Investing Activities	(75,568)	(164,637)	(375,641)

Cash Flows from Financing Activities:
Proceeds from long-term debt	80,750	168,050	342,345
Financing costs	(1,044)	(382)	(533)
Payments of long-term debt	(91,805)	(44,363)	(86,063)
Increase in restricted cash	763	(692)	(2,542)
Repurchase and cancellation of common stock	—	(12,232)	(1,338)
Purchase of treasury stock	(4,058)	(21,937)	—
Proceeds from stock issuance program, net	258	—	—
Cash dividend	(42,445)	(67,226)	(59,959)

Net Cash (used in)/provided by Financing Activities	(57,581)	21,218	191,910

Net (decrease)/ increase in cash and cash equivalents	(15,988)	130,722	6,880
Cash and cash equivalents at beginning of year	312,169	181,447	174,567

Cash and cash equivalents at end of year	$296,181	$312,169	$181,447

Interest paid
Cash paid for interest, net of amounts capitalized	67,490	68,213	64,834

The accompanying notes are an integral part of these consolidated financial statements.

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2009, 2008 AND 2007

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

1.	Significant Accounting Policies

(a)	Basis of presentation and description of business: The accompanying consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”) and include the accounts of Tsakos Energy Navigation Limited (the “Holding Company”), and its wholly-owned and majority-owned subsidiaries (collectively, the “Company”). All intercompany balances and transactions have been eliminated upon consolidation.

Effective January 1, 2009, the Company adopted new guidance issued by the FASB for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. This guidance defines a noncontrolling interest, previously called a minority interest, as the portion of equity in a subsidiary not attributable, directly or indirectly, to the Company. This guidance requires, among other items, that a noncontrolling interest be included in the consolidated statement of financial position within equity separate from the Company’s equity; consolidated net income to be reported at amounts inclusive of both the Company’s and noncontrolling interest’s shares and, separately, the amounts of consolidated net income attributable to the Company and noncontrolling interest all on the consolidated statement of income; and if a subsidiary is deconsolidated, any retained noncontrolling equity investment in the former subsidiary be measured at fair value and a gain or loss be recognized in net income based on such fair value. The presentation and disclosure requirements of this guidance were applied retrospectively. The 2008 and 2007 financial information has been adjusted so the basis of presentation is consistent with that of the 2009 financial information. The adoption of this guidance did not have a material effect on our consolidated statement of financial position, results of operations or cash flows.

The Holding Company consolidates voting interest entities in which it owns all, or at least a majority of the voting interest. A voting interest entity is an entity in which the total equity investment at risk is sufficient to enable the entity to finance itself independently and provides the equity holders with the obligation to absorb losses, the right to receive residual returns and the right to make financial and operating decisions.

As at December 31, 2009, 2008 and 2007, the Holding Company consolidated two variable interest entities (“VIE”) for which it is deemed to be the primary beneficiary, i.e. it has a controlling financial interest in those entities. A VIE is an entity that in general does not have equity investors with voting rights or that has equity investors that do not provide sufficient financial resources for the entity to support its activities. A controlling financial interest in a VIE is present when a company absorbs a majority of an entity’s expected losses, receives a majority of an entity’s expected residual returns, or both.

The Company owns and operates a fleet of crude and product oil carriers and one LNG carrier providing worldwide marine transportation services under long, medium or short-term charters.

(b)	Use of Estimates: The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts of assets and liabilities reported in the consolidated financial statements and the accompanying notes. Actual results could differ from those estimates.

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2009, 2008 AND 2007

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

1.	Significant Accounting Policies (continued)

(c)	Foreign Currency Translation: The functional currency of the Company is the U.S. Dollar because the Company’s vessels operate in international shipping markets in which the U.S. Dollar is utilized to transact most business. The accounting books of the Company are also maintained in U.S. Dollars. Transactions involving other currencies during the year are converted into U.S. Dollars using the exchange rates in effect at the time of the transactions. At the balance sheet dates, monetary assets and liabilities, which are denominated in other currencies, are translated into U.S. Dollars at the year-end exchange rates. Resulting gains or losses are separately reflected in the accompanying Consolidated Statements of Income.

(d)	Cash and Cash Equivalents: The Company classifies highly liquid investments such as time deposits and certificates of deposit with original maturities of three months or less as cash and cash equivalents. Minimum cash deposits required to be maintained with banks for loan and interest rate swap compliance purposes and deposits with certain banks that may only be used for the purpose of loan repayments are classified as Restricted cash.

(e)	Trade Accounts Receivable, Net: Trade accounts receivable, net at each balance sheet date includes estimated recoveries from charterers for hire, freight and demurrage billings and revenue earned but not yet billed, net of an allowance for doubtful accounts (nil as of December 31, 2009 and December 31, 2008). Revenue earned but not yet billed amounted to $4,851 and $13,063 as of December 31, 2009 and 2008, respectively. The Company’s management regularly reviews all outstanding invoices and provides allowances for receivables deemed uncollectible.

(f)	Inventories: Inventories consist of bunkers, lubricants, victualling and stores and are stated at the lower of cost or market value. The cost is determined primarily by the first-in, first-out method.

(g)	Fixed Assets: Fixed assets consist primarily of vessels. Vessels are stated at cost, less accumulated depreciation. The cost of vessels includes the contract price and pre-delivery costs incurred during the construction of new buildings, including capitalized interest, and expenses incurred upon acquisition of second-hand vessels. Subsequent expenditures for conversions and major improvements are capitalized when they appreciably extend the life, increase the earning capacity or improve the efficiency or safety of the vessels; otherwise they are charged to expense as incurred. Expenditures for routine maintenance and repairs are expensed as incurred.

Depreciation is provided on the straight-line method based on the estimated remaining economic useful lives of the vessels, less an estimated residual value based on a scrap price. Economic useful lives are estimated at 25 years for crude and product oil carriers and 40 years for the LNG carrier from the date of original delivery from the shipyard. Scrap prices have increased over the past five years. Accordingly, effective January 1, 2008, the Company made a change in estimate related to the scrap price for all of its vessels from $180 per lightweight ton to $300 per lightweight ton.

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2009, 2008 AND 2007

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

1.	Significant Accounting Policies (continued)

(h)	Impairment of Vessels: The Company reviews vessels for impairment whenever events or changes in circumstances indicate that the carrying amount of a vessel may not be recoverable, such as during severe disruptions in global economic and market conditions. When such indicators are present, a vessel to be held and used is tested for recoverability by comparing the estimate of future undiscounted net operating cash flows expected to be generated by the use of the vessel over its remaining useful life and its eventual disposition to its carrying amount. Net operating cash flows are determined by applying various assumptions regarding future revenues net of commissions, operating expenses, scheduled dry-dockings, expected off-hire and scrap values, and taking into account historical revenue data and published forecasts on future world economic growth and inflation. Should the carrying value of the vessel exceed its estimated undiscounted cash flows, impairment is measured based on the excess of the carrying amount over the fair market value of the asset. The review of the carrying amounts in connection with the estimated recoverable amount for certain of the Company’s vessels as of December 31, 2009 indicated an impairment charge (see Note 4). No impairment charge was recorded in 2008 and 2007.

(i)	Reporting Assets held for sale: It is the Company’s policy to dispose of vessels and other fixed assets when suitable opportunities occur and not necessarily to keep them until the end of their useful life. Long-lived assets classified as held for sale are measured at the lower of their carrying amount or fair value less cost to sell. These assets are not depreciated once they meet the criteria to be held for sale. At December 31, 2009, the suezmax vessel Decathlon, the aframaxes Marathon and Parthenon and the panamaxes Hesnes and Victory III were classified as held for sale.

(j)	Accounting for Special Survey and Dry-docking Costs: The Company follows the deferral method of accounting for dry-docking and special survey costs whereby actual costs incurred are reported in Deferred Charges and are amortized on a straight-line basis over the period through the date the next dry-docking is scheduled to become due. Costs relating to routine repairs and maintenance are expensed as incurred. The unamortized portion of special survey and dry-docking costs for a vessel that is sold is included as part of the carrying amount of the vessel in determining the gain on sale of the vessel.

(k)	Loan Costs: Costs incurred for obtaining new loans or refinancing existing loans are capitalized and included in deferred charges and amortized over the term of the respective loan, using the effective interest rate method. Any unamortized balance of costs relating to loans repaid or refinanced as debt extinguishments is expensed in the period the repayment or extinguishment is made.

(l)	Accounting for Revenue and Expenses: Voyage revenues are generated from freight billings and time charter hire. Time charter revenue, including bare-boat hire, is recorded over the term of the charter as the service is provided. Revenues from voyage charters on the spot market or under contract of affreightment are recognized on a percentage of completion method using the discharge to discharge basis. Vessel voyage and operating expenses and charter hire expense are expensed when incurred. Unearned revenue represents cash received prior to the year end for which related service has not been provided, primarily relating to charter hire paid in advance to be earned over the applicable charter period.

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2009, 2008 AND 2007

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

1.	Significant Accounting Policies (continued)

(l)	Accounting for Revenue and Expenses (continued):

The operating revenues and voyage expenses of vessels operating under a tanker pool are pooled and are allocated to the pool participants on a time charter equivalent basis, according to an agreed formula. Revenues from variable hire arrangements are recognized to the extent the amounts are fixed or determinable at the reporting date.

Voyage revenues for 2009, 2008 and 2007, included revenues derived from significant charterers as follows (in percentages of total voyage revenues):

Charterer	2009	2008	2007
A	14%	15%	16%
B	10%	11%	12%
C	9%	10%	11%

(m)	Segment Reporting: The Company does not evaluate the operating results by type of vessel or by type of charter or by type of cargo. Although operating results may be identified by type of vessel, management, including the chief operating decision maker, reviews operating results primarily by revenue per day and operating results of the fleet. Thus the Company has determined that it operates in one reportable segment, the worldwide maritime transportation of crude and refined oil. In 2007, the Company acquired a liquefied natural gas (LNG) carrier. This is the only vessel of its kind that the Company currently operates and, as it does not meet the quantitative thresholds used to determine reportable segments, the LNG carrier segment is not a reportable segment. The Company’s vessels operate on many trade routes throughout the world and, therefore, the provision of geographic information is considered impracticable by management.

(n)	Derivative Financial Instruments: The Company regularly enters into interest rate swap contracts to manage its exposure to fluctuations of interest rates associated with its specific borrowings. Interest rate differentials paid or received under these swap agreements are recognized as part of interest expense related to the hedged debt. All derivatives are recognized in the consolidated financial statements at their fair value. On the inception date of the derivative contract, the Company designates the derivative as a hedge of a forecasted transaction or the variability of cash flow to be paid (“cash flow” hedge). Changes in the fair value of a derivative that is qualified, designated and highly effective as a cash flow hedge are recorded in other comprehensive income until earnings are affected by the forecasted transaction or the variability of cash flow and are then reported in earnings. Changes in the fair value of undesignated derivative instruments and the ineffective portion of designated derivative instruments are reported in earnings in the period in which those fair value changes have occurred. Realized gains or losses on early termination of the derivative instruments are also classified in earnings in the period of termination of the respective derivative instrument.

The Company formally documents all relationships between hedging instruments and hedged items, as well as the risk-management objective and strategy for undertaking various hedge transactions. This process includes linking all derivatives that are designated as cash flow hedges to specific forecasted transactions or variability of cash flow.

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2009, 2008 AND 2007

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

1.	Significant Accounting Policies (continued)

(n)	Derivative Financial Instruments (continued):

The Company also formally assesses, both at the hedge’s inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in cash flow of hedged items. When it is determined that a derivative is not highly effective as a hedge or that it has ceased to be a highly effective hedge, the Company discontinues hedge accounting prospectively.

(o)	Fair Value Measurements: When assets or liabilities in the financial statements are to be measured at fair value, the Company defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants (See Note 14). However, the Company has elected not to report any existing financial assets or liabilities at fair value that are not already reported as such.

(p)	Accounting for Leases: Leases of assets under which substantially all the risks and rewards of ownership are effectively retained by the lessor are classified as operating leases. Lease payments under an operating lease are recognized as an expense on a straight-line method over the lease term. The Company held no operating leases at December 31, 2009.

(q)	Stock Based Compensation: The Company has a share based incentive plan that covers directors and officers of the Company and employees of the related companies discussed in Note 2. Awards granted are valued at fair value and compensation cost is recognized on a straight line basis, net of estimated forfeitures, over the requisite service period of each award. The fair value of restricted stock issued to crew members, directors and officers of the Company at the grant date is equal to the closing stock price on that date and is amortized over the applicable vesting period using the straight-line method. The fair value of restricted stock issued to non-employees is equal to the closing stock price at the grant date adjusted by the closing stock price at each reporting date and is amortized over the applicable performance period (See Note 9).

(r)	Recent Accounting Pronouncements: Effective January 1, 2009, the Company adopted new guidance issued by the FASB relating to disclosures about derivative instruments and hedging activities with the intent to provide users of financial statements with an enhanced understanding of: (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for and its related interpretations, and (c) how derivative instruments and related hedged items affect an entity’s financial position, financial performance, and cash flows. This guidance requires qualitative disclosures about objectives and strategies for using derivatives, quantitative disclosures about the fair value of and gains and losses on derivative instruments, and disclosures about credit-risk-related contingent features in derivative instruments. This guidance relates to disclosures only and its adoption did not have any effect on the financial condition, results of operations or liquidity of the Company.

In September 2006, the FASB issued guidance about fair value measurements. This guidance defines fair value, establishes a framework for measuring fair value, and expands disclosure requirements about fair value measurements. Effective January 1, 2009, the Company adopted the provisions of this guidance, and its adoption did not have a material effect on our condensed consolidated statement of financial position, results of operations or cash flows.

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2009, 2008 AND 2007

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

1.	Significant Accounting Policies (continued)

(r)	Recent Accounting Pronouncements (continued):

In April 2009, the FASB issued additional guidance for estimating fair value when there is no active market or where the activity represents distressed sales. We adopted the principles of this guidance in the second quarter of 2009. The adoption did not have a material effect on our consolidated statement of financial position, results of operations or cash flows

In April 2009, the FASB issued a position statement that requires companies to provide disclosures about fair values of financial instruments. The adoption of this position statement did not have a material effect on our consolidated financial statements.

In May 2009, the FASB issued ASC 855, “Subsequent events”, which established general standards of accounting for and disclosure of events that occur after the balance sheet date, but before financial statements are issued or are available to be issued. These standards introduce the concept of financial statements being available to be issued. The Company has adopted ASC 855 for the financial period ended June 30, 2009. The adoption of this Statement does not result in significant changes in the subsequent events that an entity reports—either through recognition or disclosure—in its financial statements. In February 2010, the FASB issued ASU 2010-09, Subsequent Events (Topic 855), which amends ASC 855 to clarify which entities are required to evaluate subsequent events through the date the financial statements are issued and the scope of the disclosure requirements related to subsequent events. The amendments remove the requirement for an SEC filer to disclose the date through which management evaluated subsequent events in both issued and revised financial statements. These amendments are effective for interim or annual periods ending after June 15, 2010. The adoption of the above amendments of ASU 2010-09 is not expected to have a material impact on the Company’s consolidated financial statements.

In June 2009, the FASB issued the FASB Accounting Standards Codification (ASC) which will become the source of authoritative U.S. generally accepted accounting principles (GAAP) recognized by the FASB to be applied by nongovernmental entities. Rules and interpretive releases of the Securities and Exchange Commission (SEC) under authority of federal securities laws are also sources of authoritative GAAP for SEC registrants. On the effective date of this guidance, the Codification will supersede all then-existing non-SEC accounting and reporting standards. The adoption of this guidance did not have a material effect on the Company’s financial position and results of operations.

In June 2009, the FASB amended the consolidation guidance for variable-interest entities (“VIEs”) with the intent to improve financial reporting by enterprises involved with variable interest entities. The amended guidance requires companies to qualitatively assess the determination of the primary beneficiary of a VIE based on whether the entity (1) has the power to direct the activities of the VIE that most significantly impact the entity’s economic performance and (2) has the obligation to absorb losses of the entity that could potentially be significant to the VIE or the right to receive benefits from the entity that could potentially be significant to the VIE. It also requires additional disclosures for any enterprise that holds a variable interest in a VIE. This new guidance shall be effective as of the beginning of each reporting entity’s first annual reporting period that begins after November 15, 2009, for interim periods within that first annual reporting period, and for interim and annual reporting

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2009, 2008 AND 2007

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

1.	Significant Accounting Policies (continued)

(r)	Recent Accounting Pronouncements (continued):

periods thereafter. Earlier application is prohibited. We do not expect the adoption of this guidance to have an effect on our consolidated statement of financial position, results of operations or cash flows.

In January 2010, the FASB issued an Accounting Standards Update (ASU) No. 2010-06, “Fair Value Measurements and Disclosures (Topic 820): Improving Disclosures about Fair Value Measurements.” The updated guidance requires new disclosures to separately disclose the amounts of significant transfers in and out of Levels 1 and 2 fair value measurements and describe the reasons for the transfers; and in the reconciliation for fair value measurements using significant unobservable inputs (Level 3), a reporting entity should present separately information about purchases, sales, issuances, settlements. The updated guidance also clarifies existing disclosures related to the level of disaggregation, and disclosures about inputs and valuation techniques. The new disclosures and clarifications of existing disclosures are effective for interim and annual reporting periods beginning after December 15, 2009, except for the disclosures about purchases, sales, issuances, and settlements in the roll forward of activity in Level 3 fair value measurements. Those disclosures are effective for fiscal years beginning after December 15, 2010, and for interim periods with those fiscal years. We do not expect the adoption of this guidance to have an effect on our consolidated statement of financial position, results of operations or cash flows.

2.	Transactions with Related Parties

The following amounts were charged by related parties for services rendered:

	2009	2008	2007
Tsakos Shipping and Trading S.A. (commissions)	6,086	7,707	6,132
Tsakos Energy Management Limited (management fees)	12,973	11,715	9,496
Argosy Insurance Company Limited	10,316	8,277	7,246
AirMania Travel S.A.	727	1,309	1,630

Total expenses with related parties	30,102	29,008	24,504

Balances due from and to related parties are as follows:

	December 31,
	2009	2008
Due from related parties
Tsakos Shipping and Trading S.A.	2,681	2,670
Argosy Insurance Company Limited	2,678	2,253

Total due from related parties	5,359	4,923

Due to related parties
Tsakos Energy Management Limited	22	162
AirMania Travel S.A.	18	35

Total due to related parties	40	197

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2009, 2008 AND 2007

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

2.	Transactions with Related Parties (continued)

(a)	Tsakos Energy Management Limited (the “Management Company”): The Holding Company has a Management Agreement (“Management Agreement”) with the Management Company, a Liberian corporation, to provide overall executive and commercial management of its affairs for a monthly fee. Per the Management Agreement of March 8, 2007, effective from January 1, 2008, there is a prorated adjustment if at beginning of each year the Euro has appreciated by 10% or more against the U.S. Dollar since January 1, 2007. In addition, there is an increase each year by a percentage figure reflecting 12 month Euribor, if both parties agree. As a consequence, from January 1, 2009, monthly management fees for operating vessels were $23.7 per owned vessel and $17.5 for chartered-in vessels or for owned vessels chartered out on a bare-boat basis ($23 and $17, respectively, in 2008, and $20 and $15, respectively, in 2007). From January 1, 2010, monthly fees for operating vessels are $24.0 and $17.7 respectively.

In addition to the management fee, the Management Agreement provides for an incentive award to the Management Company, which is at the absolute discretion of the Holding Company’s Board of Directors. The incentive award program is based on the Company’s annual return on equity (“ROE”). For 2009, there was no award. For 2008 the amount of $4,750 was awarded and for 2007, the amount of $4,000 was awarded. The awards are expensed and recognized in accrued liabilities in the accompanying Consolidated Financial Statements where applicable.

The Holding Company and the Management Company have certain officers and directors in common. The President, who is also the Chief Executive Officer and a Director of the Holding Company, is also the sole stockholder of the Management Company. The Management Company may unilaterally terminate its Management Agreement with the Holding Company at any time upon one year’s notice. In addition, if even one director was elected to the Holding Company’s Board of Directors without having been recommended by the existing board, the Management Company would have the right to terminate the Management Agreement on ten days notice, and the Holding Company would be obligated as at December 31, 2009 to pay the Management Company an amount of approximately $128,255 calculated in accordance with the terms of the Management Agreement. Under the terms of the Management Agreement between the Holding Company and the Management Company, the Holding Company may terminate the Management Agreement only under specific circumstances, without the prior approval of the Holding Company’s Board of Directors.

Estimated future management fees payable over the next ten years under the Management Agreement, exclusive of any incentive awards and based on existing vessels and known vessels as at December 31, 2009, scheduled for future delivery, are:

Year	Amount

2010	13,513
2011	13,379
2012	13,461
2013	13,480
2014 to 2019	71,952

125,785

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2009, 2008 AND 2007

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

2.	Transactions with Related Parties (continued)

(a)	Tsakos Energy Management Limited (continued): Management fees for vessels are included in the accompanying Consolidated Statements of Income. Also, under the terms of the Management Agreement, the Management Company provides supervisory services for the construction of new vessels for a monthly fee of $17.5 per vessel in 2009, $17 in 2008 and $15 in 2007 ($20 relating to the construction of an LNG carrier in 2007). These fees in total amounted to $858, $1,222 and $1,832 during the years ended December 31, 2009, 2008 and 2007, respectively, and are either accounted for as part of construction costs for delivered vessels or are included in Advances for vessels under construction.

(b)	Tsakos Shipping and Trading S.A. (“Tsakos Shipping”): The Management Company has appointed Tsakos Shipping to provide technical management to the Company’s vessels. Tsakos Shipping, at the consent of the Holding Company, may subcontract all or part of the technical management of any vessel to an alternative unrelated technical manager. Certain members of the Tsakos family are involved in the decision-making processes of Tsakos Shipping and of the Management Company and are also shareholders of the Holding Company.

The Management Company, at its own expense, pays technical management fees to Tsakos Shipping, and the Company bears and pays directly to Tsakos Shipping most of its operating expenses, including repairs and maintenance, provisioning and crewing of the Company’s vessels, as well as certain charges which are capitalized or deferred, including reimbursement of the costs of Tsakos Shipping personnel sent overseas to supervise repairs and perform inspections on Company vessels. Tsakos Shipping provides chartering services for the Company’s vessels by communicating with third party brokers to solicit research and propose charters. For this service, the Company pays to Tsakos Shipping a chartering commission of approximately 1.25% on all freights, hires and demurrages. Such commissions are included in Commissions in the accompanying Consolidated Statements of Income. Tsakos Shipping also provides sale and purchase of vessels brokerage service. For this service, Tsakos Shipping may charge brokerage commission. In 2009 this commission was 1% of the sale price of a vessel.

Commissions due to Tsakos Shipping by the Company have been netted-off against amounts due from Tsakos Shipping for advances made, and the net amount is included in Due from related Companies.

(c)	Argosy Insurance Company Limited (“Argosy”): The Company places its hull and machinery insurance, increased value insurance and war risk and certain other insurance through Argosy, a captive insurance company affiliated with Tsakos Shipping.

(d)	AirMania Travel S.A. (“AirMania”): Apart from third-party agents, the Company also uses an affiliated company, AirMania, for travel services.

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2009, 2008 AND 2007

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

3.	Long-term Investments

At December 31, 2009, 2008 and 2007, the Company held 125,000 common shares at a total cost of $1,000 in a private U.S. company which undertakes research into synthetic genomic processes which may have a beneficial environmental impact within the energy and maritime industries. The research company is in its development stage and management has determined that there has been no impairment to the cost of this investment since its acquisition in 2007. A Director of the Company is an officer and shareholder of this company.

No income was received from this investment during 2009, 2008 and 2007, and there were no new investments during 2009 and 2008. In 2007, the Company recorded aggregate gains from investments and changes in fair value of investments amounting to $4,230, reported within Interest and investment income.

4.	Vessels

Acquisitions

There were two scheduled deliveries of newly constructed vessels within 2009 at a total cost of $127,718 of which $100,457 was paid in 2009. In 2008 there were four scheduled deliveries of newly constructed vessels at a total cost of $245,129 of which $126,943 was paid in 2008. Also in October 2008, the Company repurchased two suezmax tankers for $47,500 each (see Note 7).

Sales

In November 2009, the Company sold the suezmax Pentathlon for $51,500 realizing a capital gain of $5,122, and agreed to sell its sister vessel Decathlon for delivery in early 2010 for $51,500 with a capital gain estimated at approximately $5,700 accounted for in the first quarter of 2010. Also on December 30, 2009, the Company agreed to sell the aframaxes Parthenon and Marathon for an aggregate of $78 million for delivery in February and April of 2010, respectively, with aggregated estimated total capital gains of $14,000. In February 2008, the Company sold the aframax tanker Olympia for net sale proceeds of $62,100 and a capital gain of $34,565. During 2007, the Company sold three operating vessels for net proceeds of $142,433 and aggregated capital gains of $68,944.

Charters-out

The future minimum revenues, before reduction for brokerage commissions, expected to be recognized on non-cancelable time charters are as follows:

Year	Amount

2010	204,912
2011	99,056
2012	30,056
2013	15,435
2014 and thereafter	437

Net minimum charter payments	349,896

These amounts do not assume any off-hire.

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2009, 2008 AND 2007

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

4.	Vessels (continued)

Impairment

In the latter part of 2009, events occurred and circumstances changed, which in the ensuing period indicated that the carrying amount of certain older vessels was not fully recoverable. More specifically, the global economic and market conditions led to a significant drop of tanker hire rates especially of these certain older vessels. The Company has evaluated these vessels by comparing the weighted estimated undiscounted cash flows to be generated by those vessels under various scenarios against their carrying value. Based on this evaluation the Company determined that the carrying values of its older panamaxes Hesnes and Victory III, built in 1990, and the aframax Vergina II built in 1991, were impaired. Consequently, the total carrying values of these vessels of $47,978, including the balance of deferred charges relating to dry-docking and special survey costs of $1,776, have been written down to $28,912, which is the fair market value of the vessels as determined by management taking into consideration valuations from independent marine valuers.

5.	Deferred Charges

Deferred charges, consisted of dry-docking and special survey costs, net of accumulated amortization, amounted to $10,778 and $17,181 at December 31, 2009 and 2008, respectively, and loan fees, net of accumulated amortization, amounted to $4,005 and $4,151 at December 31, 2009 and 2008, respectively. Amortization of deferred dry-docking costs is separately reflected in the accompanying Consolidated Statements of Income, while amortization of loan fees is included in Interest and finance costs, net.

6.	Long –Term Debt

Facility	2009	2008
(a) Credit Facilities	1,285,213	1,361,623
(b) Term Bank Loans	217,361	152,006

Total	1,502,574	1,513,629
Less – current portion	(172,668)	(91,805)

Long-term portion	1,329,906	1,421,824

(a)	Credit facilities

As at December 31, 2009, the Company had seven open reducing revolving credit facilities, all of which are reduced in semi-annual installments, and two open facilities which have both a reducing revolving credit component and a term bank loan component. The aggregate available unused amount under these facilities at December 31, 2009 is $75,038. Interest is payable at a rate based on LIBOR plus a spread. At December 31, 2009, interest on these facilities ranged from 1.18% to 5.19%.

(b)	Term bank loans

Term loan balances outstanding at December 31, 2009 amounted to $217,361. These bank loans are payable in U.S. Dollars in semi-annual installments with balloon payments due at maturity between May 2014 and July 2019. Interest rates on the outstanding loans as at December 31, 2009, are based on LIBOR plus a spread.

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2009, 2008 AND 2007

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

6.	Long-Term Debt (continued)

At December 31 2009, interest on these term bank loans ranged from 1.05% to 2.76%. One bank loan includes an option to convert the loan into Euro, Yen or Swiss Francs at the applicable spot rates of Exchange.

The weighted-average interest rates on the above executed loans for the applicable periods were:

Year ended December 31, 2009	2.70%
Year ended December 31, 2008	4.38%
Year ended December 31, 2007	5.96%

Loan movements for credit facilities and term loans throughout 2009:

Loan	Origination Date	Original Amount	Balance at January 1, 2009	New Loans	Repaid	Balance at December 31, 2009
12-year term loan	2002	30,500	19,125	—	1,750	17,375
Credit facility[1]	2005	250,000	124,185	—	12,635	111,550
Credit facility	2005	220,000	186,765	—	13,135	173,630
Credit facility[2]	2006	275,000	234,750	—	16,100	218,650
Credit facility[3]	2004	179,384	126,219	—	10,555	115,664
Credit facility	2005	220,000	121,500	—	3,750	117,750
Credit facility	2006	371,010	327,270	—	16,260	311,010
10-year term loan	2004	71,250	44,531	—	3,125	41,406
Credit facility	2006	70,000	56,250	5,000	4,375	56,875
Credit facility	2007	120,000	104,984	—	—	104,984
10-year term loan	2007	88,350	88,350	—	5,520	82,830
Credit facility	2007	82,000	79,700	—	4,600	75,100
10-year term loan	2009	38,600	—	35,750	—	35,750
8-year term loan	2009	40,000	—	40,000	—	40,000
12 year term loan	2009	40,000	—	—	—	—

Total			1,513,629	80,750	91,805	1,502,574

[1]

The Company contemplates selling two of its vessels (Hesnes and Victory III) secured under this credit facility within 2010 and accordingly, has reclassified an amount of approximately $11 million from long-term to current.

[2]

The Company sold two of its vessels (Marathon and Parthenon) secured under this credit facility with delivery in 2010 as disclosed in Note 4, and accordingly, has reclassified an amount of approximately $54 million from long-term to current.

[3]	This credit facility includes a fixed interest rate portion amounting to $95,464 as at December 31, 2009.

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2009, 2008 AND 2007

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

6.	Long-Term Debt (continued)

The above revolving credit facilities and term bank loans are secured by first priority mortgages on substantially all vessels, and to assignments of earnings and insurances of the respectively mortgaged vessels, and by corporate guarantees of the relevant ship-owning subsidiaries.

The loan agreements include, among other covenants, covenants requiring the Company to obtain the lenders’ prior consent in order to incur or issue any financial indebtedness, additional borrowings, pay dividends in an amount more than 50% of cumulative net income (as defined in the related agreements), sell vessels and assets, and change the beneficial ownership or management of the vessels. Also, the covenants require the Company to maintain a minimum liquidity, a minimum hull value in connection with the vessels’ outstanding loans, insurance coverage of the vessels against all customary risks and maintenance of operating bank accounts with minimum balances.

The annual principal payments required to be made after December 31, 2009, including balloon payments totaling $665,678 due through August 2019, are as follows:

Year	Amount

2010	172,668
2011	104,376
2012	104,376
2013	140,682
2014	103,121
2015 and thereafter	877,351

1,502,574

7.	Deferred Income

In 2003 the Company sold two suezmaxes and time-chartered the vessels back from the buyer for five years before repurchasing the vessels in 2008. The original charter back agreements were accounted for as operating leases and the gains on the sale were mostly deferred and amortized over the five year lease period. Apart from an unamortized balance which was capitalized at the date the Company decided to re-purchase the vessels and later netted off against the re-purchase price of the vessels. Lease payments relating to the time charters of the Decathlon and Pentathlon were $6,338 and $7,149 respectively in 2008 and $7,641 and $7,329 respectively in 2007 and are recorded in Charter hire expense.

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2009, 2008 AND 2007

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

8.	Interest and Finance Costs, net

	2009	2008	2007
Interest expense	60,963	70,236	77,025
Less: Interest capitalized	(2,050)	(4,319)	(8,944)

Interest expense, net	58,913	65,917	68,081

Bunkers swap cash settlements	(1,662)	—	—
Amortization of loan fees	877	944	921
Bank charges	302	566	611

Sub-total	58,430	67,427	69,613

Amortization of deferred loss on termination of financial instruments	—	1,132	—
Change in fair value of non-hedging financial instruments	(12,553)	14,338	7,769

Sub-total	(12,553)	15,470	7,769

Net total	45,877	82,897	77,382

As of December 31, 2009, the Company was committed to thirteen floating-to-fixed interest rate swaps with major financial institutions covering notional amounts aggregating $912,112 on which it pays fixed rates averaging 4.67% and receives floating rates based on the six-month London interbank offered rate (“LIBOR”) (see Note 14). During 2009, the Company entered into one new interest rate swap agreement that is accounted for as hedge of the Company’s variable interest rate payments on one new bank loan. This swap will be effective from March 2011.

As at December 31, 2009, the Company held eleven interest rate swap agreements in order to hedge its exposure to interest rate fluctuations associated with its debt. The fair value of such financial instruments as of December 31, 2009 and 2008 in aggregate amounted to $59,063 (negative) and $73,849 (negative), respectively. A part of one hedging interest rate swap was designated as being ineffective and the changes in fair value during 2009 on that ineffective part of $278 (positive) has also been included in charges in fair value of non-hedging financial instruments above, with the remaining change in fair value reflected directly in Accumulated other comprehensive income in Stockholders’ Equity. This hedging interest rate swap is associated with certain held-for-sale vessels, and when such vessels are sold, the hedge may become ineffective, and the respective loss include in Accumulated other comprehensive related to this hedging interest rate swap ($8,469 at December 31, 2009) may need to be amortized to income over the term of the financial instrument provided that the variable-rate interest obligations continue.

At December 31, 2009, the Company held two interest rate swaps that did not meet hedge accounting criteria. As such, the changes in their fair values during 2009 have been included in change in fair value of non-hedging financial instruments, in the table above.

During March and July 2009, the Company entered into six bunker swap agreements in order to hedge its exposure to bunker price fluctuations associated with the consumption of bunkers by its vessels. The fair value of these financial instruments as of December 31, 2009 was $6,446 (positive), and has been included in Change in fair value of non-hedging financial instruments in the table above, as such agreement do not meet the hedging criteria.

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2009, 2008 AND 2007

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

9.	Stockholders’ Equity

On November 14, 2007, the Company effected a two-for-one stock split relating to its common stock in the form of a share dividend. All share and per share amounts disclosed in the Financial Statements give effect to this stock split retroactively.

During 2009, the Company repurchased 245,400 shares as treasury stock at a cost of $4,058. In 2008, 812,700 shares were repurchased as treasury stock at a cost of $21,937.

In 2007, no treasury stock was purchased. In addition, repurchases of stock for cancellation for the years ended December 31, 2008 and 2007 amounted to $12,232 and $1,338, respectively. The transactions were open market based through the New York Stock Exchange.

On December 4, 2009, the Company entered into a distribution agency agreement with a Bank for the offer and sale of up to three million of common shares. In accordance with the terms of the distribution agency agreement, the shares may be offered and sold at any time and from time to time through the sales agent by means of ordinary brokers’ transactions on the New York Stock Exchange at market prices prevailing at the time of sale or as otherwise agreed with the Bank. The Company plans to sell its treasury stock before the issuance of new shares. As at December 31, 2009, the Company had sold 17,394 treasury stock for net proceeds of $258.

The Company has a shareholder rights plan that authorizes to existing shareholders substantial preferred share rights and additional common shares if any third party acquires 15% or more of the outstanding common shares or announces its intent to commence a tender offer for at least 15% of the common shares, in each case, in a transaction that the Board of Directors has not approved.

In 2004, the shareholders approved a share-based incentive plan providing for the granting of up to 1,000,000 of stock options or other share-based awards to directors and officers of the Company, crew members and to employees of the related companies (the “2004 Plan”). Between June 2006 and June 30, 2009, a total of 727,450 restricted share units (RSUs) were granted under the 2004 Plan.

Movements under this plan are as follows:

	No of RSUs Granted	No of RSUs Forfeited	No of RSUs Vested	Balance of Non- Vested RSUs
December 31, 2008	605,650	(11,000)	(311,650)	283,000
Granted March 17, 2009	11,800	—	—	11,800
Granted June 30, 2009	110,000	—	—	110,000
Forfeited during 2009	—	(5,300)	—	(5,300)

December 31, 2009	727,450	(16,300)	(311,650)	399,500

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2009, 2008 AND 2007

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

9.	Stockholders’ Equity (continued)

Total compensation expense recognized in 2009 amounted to $1,087 consisting of $676 for employees and $411 for non-employees. In 2008, total compensation expense amounted to $3,046 consisting of $1,237 for employees and $1,809 for non-employees. In 2007, total compensation expense was $5,670 consisting of $1,656 for employees and $4,014 for non-employees. As at December 31, 2009, the total compensation cost related to the non-vested RSUs for both employees and non-employees not yet recognized is $1,484 ($1,019 at December 31, 2008) and the weighted average remaining contractual life of outstanding grants is 1.1 years.

In 2009, 2008 and 2007, Accumulated other comprehensive income increased with unrealized gains of $14,508 and decreased with unrealized losses of $48,464 and $25,421, respectively, that resulted from the changes in the fair value of financial instruments. In 2007, Accumulated other comprehensive income increased with unrealized gains of $953, that resulted from the changes in the fair value of investments. In 2007, Accumulated other comprehensive income decreased with losses of $4,025, that resulted from the reclassification of gains on undesignated cash flow hedges.

10.	Earnings per Common Share

The computation of basic earnings per share is based on the weighted average number of common shares outstanding during the year. The computation of diluted earnings per share assumes the foregoing and the exercise of all RSUs (See Note 9) using the treasury stock method.

	2009	2008	2007
Net income available to common stockholders	$28,685	$202,931	$183,171

Weighted average common shares outstanding	36,940,198	37,552,848	38,075,859

Dilutive effect of RSUs	259,989	494,286	158,220

Weighted average common shares – diluted	37,200,187	38,047,134	38,234,079

Basic earnings per common share	$0.78	$5.40	$4.81
Diluted earnings per common share	$0.77	$5.33	$4.79

For 2009, 2008 and 2007, there were no RSUs considered anti-dilutive which would have resulted in their exclusion from the computation of diluted earnings per common share. The 121,800 RSUs granted in 2009, the 585,650 RSUs granted in 2007 and 20,000 RSUs granted in 2006 were considered dilutive and are included in the computation.

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2009, 2008 AND 2007

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

11.	Noncontrolling Interest in Subsidiary

In August 2006, the Company signed an agreement with Polaris Oil Shipping Inc. (Polaris), an affiliate of Flota Petrolera Ecuatoriana (Flopec), by which Polaris acquired 49% of Mare Success S.A., a previously wholly-owned subsidiary of the Holding Company. Mare Success S.A. is the holding-company of two Panamanian registered companies which own respectively the vessels Maya and Inca. The agreement became effective on November 30, 2006. Mare Success S.A. is fully consolidated in the accompanying financial statements.

12.	Income Taxes

Under the laws of the countries of the companies’ incorporation and/or vessels’ registration, the companies are not subject to tax on international shipping income. However, they are subject to registration and tonnage taxes, which have been included in Vessel operating expenses. The Company believes that it and its subsidiaries are exempt from U.S. federal income tax which is normally levied at a rate of 4% on 50% of the U.S. source shipping revenue, as each vessel-operating subsidiary is organized in a foreign country that grants an equivalent exemption to corporations organized in the United States and the Company’s stock is primarily and regularly traded on an established securities market in the United States, as defined by the Internal Revenue Code of the United States. Under the regulations, a Company’s stock will be considered to be regularly traded on an established securities market if (i) one or more classes of its stock representing 50% or more of its outstanding shares, by voting power and value, is listed on the market and is traded on the market, other than in minimal quantities, on at least 60 days during the taxable year; and (ii) the aggregate number of shares of stock traded during the taxable year is at least 10% of the average number of shares of the stock outstanding during the taxable year.

13.	Commitments and Contingencies

As at December 31, 2009, the Company had under construction two aframax and two suezmax tankers. The total contracted amount remaining to be paid for the four vessels under construction, plus the extra costs agreed as at December 31, 2009 was $220,800. Scheduled remaining payments as of December 31, 2009 were $134,400 in 2010 and $86,400 in 2011. In February 2010, the contract price and payment schedule for the two suezmaxes were renegotiated leading to a reduction of $2,500 each. As a result, the total contract price remaining to be paid, including extra costs of $500 for the two aframaxes also agreed in 2010, for the four vessels following the renegotiation (there were no payments between December 31, 2009 and the new agreement) was $216,300 and the remaining payments were $156,100 in 2010 and $60,200 in 2011.

In the ordinary course of the shipping business, various claims and losses may arise from disputes with charterers, agents and other suppliers relating to the operations of the Company’s vessels. Management believes that all such matters are either adequately covered by insurance or are not expected to have a material adverse effect on the Company’s results from operations or financial condition.

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2009, 2008 AND 2007

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

14.	Financial Instruments

(a)	Interest rate risk: The Company’s interest rates and loan repayment terms are described in Notes 6 and 9.

(b)	Concentration of credit risk: Financial Instruments consist principally of cash, trade accounts receivable, investments and derivatives. The Company places its temporary cash investments, consisting mostly of deposits, primarily with high credit qualified financial institutions. The Company performs periodic evaluations of the relative credit standing of those financial institutions that are considered in the Company’s investment strategy. The Company limits its credit risk with accounts receivable by performing ongoing credit evaluations of its customers’ financial condition and generally does not require collateral for its accounts receivable and does not have any agreements to mitigate credit risk. The Company limits the exposure of non-performance by counterparties to derivative instruments by diversifying among counterparties with high credit ratings, and performing periodic evaluations of the relative credit standing of the counterparties.

(c)	Fair value: The carrying amounts reflected in the accompanying Consolidated Balance Sheet of financial assets and accounts payable approximate their respective fair values due to the short maturity of these instruments. The fair value of long-term bank loans with variable interest rates approximate the recorded values, generally due to their variable interest rates. The present value of the future cash flows of the portion of one long-term bank loan with a fixed interest rate is estimated to be approximately $86,800 as compared to its carrying amount of $95,464 (Note 6). The fair value of the investment discussed in Note 3 equates to the amounts that would be received by the Company in the event of sale of that investment.

The fair values of the one long-term bank loan with a fixed interest rate, the interest rate swap agreements and bunker swap agreements discussed in Note 8 above are determined through Level 2 of the fair value hierarchy as defined in FASB guidance for Fair Value Measurements and are derived principally from or corroborated by observable market data, interest rates, yield curves and other items that allow value to be determined. The fair value of the investment discussed in Note 3 is determined through Level 3 of the fair value hierarchy as defined in FASB guidance for Fair Value Measurements and is determined by the Company’s own data. The fair values of the impaired vessels discussed in Note 4 are determined through Level 3 of the fair value hierarchy as defined in FASB guidance for Fair Value Measurements and are determined by independent marine valuers.

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2009, 2008 AND 2007

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

15.	Subsequent Events

(a)	On February 23, 2010 the aframax tanker Parthenon, recorded in the consolidated Balance Sheet as Held-for-Sale, was delivered to its new owners.

(b)	On March 2, 2010, the suezmax tanker Decathlon, recorded in the consolidated Balance Sheet as Held-for-Sale, was delivered to its new owners.

(c)	On March 12, 2010, the Board of Directors resolved that a dividend of $0.30 cents per share will be paid on April 29, 2010 to shareholders of record on April 23, 2010.

(d)	On March 24, 2010, the Company signed an agreement to sell the panamax Hesnes for $7,418 before commission and expenses which approximates the vessel’s carrying value. On April 8, 2010, the vessel was delivered to the buyers and related debt of $6,048 repaid.

(e)	On April 9, 2010, the Company drew down $40.0 million on a 12-year loan agreed in November 2009, relating to the delivery of the aframax Sapporo Princess scheduled on April 14, 2010.

Fleet Details As of April 15, 2010

	DWT	BUILT	HULL	DESIGN	LOA	MAX BREADTH	YARD	CLASSIFICATION SOCIETY
CRUDE OIL

VLCC
1. MILLENNIUM	301,171	Sep-98	DH		331.00 m	58.00 m	Hyundai Heavy Industries	American Bureau of Shipping / Korean Register
2. LA MADRINA	299,700	Jan-94	DH		343.71 m	56.40 m	Odense Lindoe	Lloyd’s Register
3. LA PRUDENCIA	298,900	Jan-93	DH		343.71 m	56.40 m	Odense Lindoe	Lloyd’s Register

SUEZMAX
1. ARCTIC	163,216	Jan-07	DH	1A	274.12 m	50.00 m	Hyundai Heavy Industries	American Bureau of Shipping
2. ANTARCTIC	163,216	Apr-07	DH	1A	274.12 m	50.00 m	Hyundai Heavy Industries	American Bureau of Shipping
3. ARCHANGEL	163,216	Jan-06	DH	1A	274.12 m	50.00 m	Hyundai Heavy Industries	Lloyd’s Register
4. ALASKA	163,250	Feb-06	DH	1A	274.12 m	50.00 m	Hyundai Heavy Industries	Lloyd’s Register
5. EUROCHAMPION 2004	164,608	Apr-05	DH	1C	274.12 m	50.00 m	Hyundai Heavy Industries	Lloyd’s Register
6. EURONIKE	164,565	Sep-05	DH	1C	274.12 m	50.00 m	Hyundai Heavy Industries	Lloyd’s Register
7. SILIA T	164,286	Jun-02	DH		274.19 m	50.00 m	Hyundai Samho	American Bureau of Shipping
8. TRIATHLON	164,445	Dec-02	DH		274.19 m	50.00 m	Hyundai Samho	American Bureau of Shipping
9. NORDIC PASSAT	164,274	Aug-02	DH		274.19 m	50.00 m	Hyundai Samho	—
Charter-in vessel until May 2010

AFRAMAX
1. SAPPORO PRINCESS	105,354	Apr-10	DH	DNA	228.60 m	42.04 m	Sumitomo Heavy Industries	Lloyd’s Register
2. ASAHI PRINCESS	105,000	Sep-09	DH	DNA	228.60 m	42.00 m	Sumitomo Heavy Industries	Lloyd’s Register
3. ISE PRINCESS	105,000	Jul-09	DH	DNA	228.60 m	42.00 m	Sumitomo Heavy Industries	Lloyd’s Register
4. MARIA PRINCESS	105,346	Oct-08	DH	DNA	228.60 m	42.00 m	Sumimoto Heavy Industries	Lloyd’s Register
5. NIPPON PRINCESS	105,392	Nov-08	DH	DNA	228.60 m	42.00 m	Sumimoto Heavy Industries	Lloyd’s Register
6. IZUMO PRINCESS	105,374	Mar-07	DH	DNA	228.60 m	42.04 m	Sumimoto Heavy Industries	Lloyd’s Register
7. SAKURA PRINCESS	105,365	Jun-07	DH	DNA	228.60 m	42.04 m	Sumimoto Heavy Industries	Lloyd’s Register
8. MARATHON	107,181	Jan-03	DH		246.80 m	42.32 m	Imabari	American Bureau of Shipping
9. OPAL QUEEN	107,222	Mar-01	DH		246.80 m	42.32 m	Imabari	Nipon Kaiji Kyokai
10. VERGINA II	96,709	Apr-91	DH		247.20 m	41.63 m	Gdynia	American Bureau of Shipping

Vessels under Construction As of April 15, 2010

	DWT	BUILT	HULL	DESIGN	LOA	MAX BREADTH	YARD	CLASSIFICATION SOCIETY
1. Uraga Princess (Hull S-1360)	105,000	Jul-10	DH	DNA	228.60 m	42.00 m	Sumitomo Heavy Industries	Lloyd’s Register
2. MT TBN (Hull S-2034)	158,000	Apr-11	DH		274.20 m	48.00 m	Sungdong Shipbuilding	American Bureau of Shipping
3. MT TBN (Hull S-2035)	158,000	Jul-11	DH		274.20 m	48.00 m	Sungdong Shipbuilding	American Bureau of Shipping

	DWT	BUILT	HULL	DESIGN	LOA	MAX BREADTH	YARD	CLASSIFICATION SOCIETY
PRODUCT/ CLEAN

AFRAMAX LR
1. PROTEAS	117,055	May-06	DH	1A	249.90 m	44.06 m	Hyundai Heavy Industries	Bureau Veritas
2. PROMITHEAS	117,055	Aug-06	DH	1A	249.90 m	44.06 m	Hyundai Heavy Industries	Bureau Veritas
3. PROPONTIS	117,055	Oct-06	DH	1A	250.00 m	44.06 m	Hyundai Heavy Industries	Bureau Veritas

PANAMAX
1. SELECAO	74,296	Feb-08	DH		228.00 m	32.20 m	Sungdong Shipbuilding	American Bureau of Shipping
2. SOCRATES	74,327	Mar-08	DH		228.00 m	32.20 m	Sungdong Shipbuilding	American Bureau of Shipping
3. MAYA	68,439	Jan-03	DH		228.54 m	32.20 m	Koyo Dockyard	Lloyd’s Register
4. INCA	68,439	Apr-03	DH		228.54 m	32.20 m	Koyo Dockyard	Lloyd’s Register
5. ANDES	68,439	Sep-03	DH		228.54 m	32.20 m	Koyo Dockyard	Lloyd’s Register
6. VICTORY III	68,157	Nov-90	DH	1C	242.80 m	32.20 m	Zaliv	Bureau Veritas

HANDYMAX MR
1. AJAX	53,095	Mar-05	DH	1A	186.41 m	32.25 m	Hyundai Mipo Dockyard	Lloyd’s Register
2. ARIS	53,107	Apr-05	DH	1A	186.41 m	32.25 m	Hyundai Mipo Dockyard	Lloyd’s Register
3. APOLLON	53,149	May-05	DH	1A	186.41 m	32.25 m	Hyundai Mipo Dockyard	Lloyd’s Register
4. AFRODITE	53,082	Aug-05	DH	1A	186.41 m	32.25 m	Hyundai Mipo Dockyard	Lloyd’s Register
5. ARTEMIS	53,039	Aug-05	DH	1A	186.41 m	32.25 m	Hyundai Mipo Dockyard	Lloyd’s Register
6. ARIADNE	53,021	Nov-05	DH	1A	186.41 m	32.25 m	Hyundai Mipo Dockyard	Lloyd’s Register

HANDYSIZE MR
1. ANDROMEDA	37,061	Mar-07	DH	1A	182.55 m	27.34 m	Hyundai Mipo Dockyard	Det Norske Veritas
2. AEGEAS	37,061	Apr-07	DH	1A	182.55 m	27.34 m	Hyundai Mipo Dockyard	Det Norske Veritas
3. BYZANTION	37,275	May-07	DH	1B	182.55 m	27.34 m	Hyundai Mipo Dockyard	Det Norske Veritas
4. BOSPOROS	37,275	Aug-07	DH	1B	182.55 m	27.34 m	Hyundai Mipo Dockyard	Det Norske Veritas
5. AMPHITRITE	37,061	May-06	DH	1A	182.55 m	27.34 m	Hyundai Mipo Dockyard	Det Norske Veritas
6. ARION	37,061	Oct-06	DH	1A	182.55 m	27.34 m	Hyundai Mipo Dockyard	Det Norske Veritas
7. DIDIMON	37,432	Jan-05	DH		175.97 m	31.00 m	Hyundai Mipo Dockyard	Lloyd’s Register
8. DELPHI	37,432	Sep-04	DH		175.97 m	31.00 m	Hyundai Mipo Dockyard	Lloyd’s Register

LNG
1. NEO ENERGY	85,602	Feb-07	DH		288.00 m	44.20 m	Hyundai Heavy Industries	Lloyd’s Register

DH: Double Hull  •  DNA: Design New Aframax  •  1A,1B,1C denotes vessel’s ice class distinction

ANNUAL REPORT AND ACCOUNTS 2009 • Our People, Our Strength	64< >65

Family buys more

The Tsakos family has continued to grow its stake in New York listed tan

Energy Navigation (TEN)

Recent US securities filings by en

Tsakos companies show that

14.6 million shares of TEN, or 38

morning’s price

builds record stake

now hold over 36% of US-listed TEN.

associated with the Tsakos family are up to a record stake of

Energy Navigation (TEN).

with US securities regulators, an array of companies associated

36.4% of the company’s shares up from 34.2% at the time of 2006.

Lloyd’s List

Paired up TEN clinches suezmax charters

Thursday

Tsakos Energy Navigation has boistered its secured revenues with two new time charters for a pair of in Athens

a two-year charter extension had been clinched for the 2002-built Decathlon, pictured, with its current sharing provision up to a maximum level.

and subsequently sold to a German KG fund in 2003

the previous Petrobras charter

Numbers add up for bullish TEN

Joint ventures

and rapid

expansion keeps

the ball rolling

for tanker firm

AT THE end of this year Tsakos Energy Navigation will be able to celebrate 15 years as a public company and a long track record of profitable quarters stretching back to the beginning.

With this background, TEN has acquired the feet of such a solid performer that it is possible to forget that growth has been an important part of its make-up.

Special Report

Greek Tanker Fleet

Innovative

shipowners

stay ahead

of the curve

Lloyd’s List

The Leading Maritime & Transport News Portal

The below article was sent to you from TEN (ten@tenn.gr) with the following message: I thought you might be interested in the article below which I saw on lloydslist

TEN set to pounce on acquisition opportunities

Nigel Lowry, Athens - Monday 18 May 2009

A SOFTER tanker market helped to dampen first quarter earnings for Tsakos Energy Navigation but readiness to pounce on acquisition opportunities later this year.

The Athens based tanker company saw quarterly profits slashed to $24.5m form $65m in the first of last year’s profit at the same stage was contributed by capital gains.

By contrast, there were no vessel sales in the first three months of 2009.

Net revenues for the period dropped from $115.7m in the same quarter of 2008 to $106m,

16 vessels

The average daily time charter equivalent rate was given as $27,495 compared with $31,387

Net income in the first quarter of 2009 exceeded our initial expectations in what increasingly commented the New York Stock Exchange listed company’s chairman, D. John Stavropoulo

“balanced employment strategy” of fixed charters with some spot market expo

Euronike fixed

Tsakos Energy Navigation (TEN) is moved another

of the spot market and into a profit-sharing charter.

The 164,565-dwt Euronike (built 2005) has been fixed on a to an unnamed oil major, said to be an existing client.

The minimum revenue expected from this fixture is estimate extra $8.1m due if charterers extend employment for an add

Should the charterer exercise this option, the total minimum TEN from this charter will rise to $23.4m.

“The Euronike is the fifth vessel that we have chartered over chief executive Nikolas P Tsakos.

“The recent appetite of major end users to fix quality tonna encouraging,” he added.

He said it also solidifies TEN’s cash generating capability an stated dividend policy going forward.

Following the Euronike charter, TEN’s fixed employment including 2009 and 2010 is 78% and 54%, respectively.

Only ten of the US-listed tanker operator’s 48-strong fleet are no the spot market.

TEN LTD

TSAKOS ENERGY NA

TEN – THE COMPANY

TO WATCH IN 2010:

A CONVERSATION WITH

NIKOLAS P. TSAKOS

TEN sells a second

Tsakos Energy Navigation has sold its second suezmax tanker in as many weeks.

Its 164,274-dwt 2) has gone to the same company which

purchased (built 2002) earlier this month, TEN

ing, in the

TEN committed on dividend payments

Nigel Lowry – Monday 28 September 20

TSAKOS Energy Navigation has said

a half of its ordinary net income, despi

Announcing an initial cash dividend f

to have the ability to pay out healthy

“The continuity of our dividend dis

balance sheet and overall capital st

These had “enabled the company

said.

It is the 15th consecutive semi-

The company pays a semi-ann

tar

Lloyd’s List

Excellence & integrity for 275 years

Tsakos Energy detects positive signs

Nigel Lowry – Saturday 7 November 2009

Nikolas Tsakos

TSAKOS Energy Navigation has detected

in profits for the New York-listed company

President and chief executive Nikolas Tsakos

NEO

magazine Happy New Year

George Maragos sworn in as Nassau’s new Comptroller

Doctors honor John Rangos

HBN Women Leaders

Comedian Alex Lyras in NY

Nikolas Tsakos

TEN – THE COMPANY TO WATCH IN 2010

TALKS TO NEO

Three for TEN

Greece’s Tsakos Energy Navigation (TEN) has extended charter by another three years.

The US-listed ow

164,000-dwt Tria

will continue to w

the US up to 201

The original seven-year profit-sharing deal, which started in January 2004, has so far brought in revenues of more than $62m to the end of 2008.

pool vessels for

employed on

TEN Ltd shares trade on the New York Stock Exchange and the Bermuda Stock Exchange under the symbol:
NYSE – TNP
BERMUDA – TEN

As of December 31, 2009 the Company had 36,916,686 shares outstanding.

Transfer Agent & Registar for the shares	Independent Auditors	Legal Counsel (New York)	Legal Counsel (London)
BNY Mellon Shareowner Services 480 Washington Boulevard Jersey City, NJ 07310-1900 U.S.A	Ernst & Young (Hellas) Certified Auditors-Accountants S.A. 11th Km National Rd Athens-Lamia 114 51 Metamorphosi Greece	Morgan, Lewis & Bockius, LLP 101 Park Avenue New York, NY 10178 U.S.A	Holman Fenwick & Willan Friary Court, 65 Crutched Friars London, EC3N 2AE United Kingdom

Share price Information - 2009

The following table sets forth on a per share basis the high, low and average sales prices and the average daily trading volume per quarter for consolidated trading in the Company’s common shares on the New York Stock Exchange for each quarter during the 12 months ended December 31, 2009.

Quarter Ended	High	Low	Av	Avg. Daily Volume during quarter
(Q1) March 31	$22.20	$12.43	$17.27	253,899 shares
01/01/2009 - 31/03/2009
(Q2) June 30	$22.99	$14.42	$18.21	334,703 shares
01/04/2009 - 30/06/2009
(Q3) September 30	$18.69	$15.09	$16.45	224,239 shares
01/07/2009 - 30/09/2009
(Q4) December 31	$17.15	$14.66	$15.85	156,258 shares
01/10/2009 - 31/12/2009

Dividends Paid (Per Share)
$0.90 Paid on October 30th, 2009
(1st dividend for fiscal 2008)
$0.85 paid on April 30th, 2009
(2nd dividend for fiscal 2008)
$0.30 paid on October 30th, 2009
(1st dividend for fiscal 2009)
$0.30 paid on April 29th, 2010
(2nd dividend for fiscal 2009)

Stock information may be accessed through:

Bloomberg under:	“TNP US”
“TEN BH”
Reuters under:	“TNP.N”

A copy of the Company’s Annual Report, on Form 20-F, which is filed with the SEC and contains additional information can be obtained by contacting:

•   George V. Saroglou,

Chief Operating Officer: gsaroglou@tenn.gr

•   Paul Durham,

Chief Financial Officer: pdurham@tenn.gr

•   Harrys Kosmatos,

Corporate Development Officer: hkosmatos@tenn.gr

Tsakos Energy Navigation Limited
Megaron Makedonia
367, Syngrou Ave., 175 64 Athens, Greece
Tel: + 30 (210) 940 7710 Fax: + 30 (210) 940 7716 E-mail: ten@tenn.gr Website: www.tenn.gr	Visit our website at: http://www.tenn.gr Download a copy of our 2009 Annual Report and Accounts in PDF format

68<

2010 YEAR OF THE SEAFARER

TEN LTD

TSAKOS ENERGY NAVIGATION LTD

Megaron Makedonia

367, Syngrou Ave., 175 64 Athens, Greece

Tel: + (30) 210 94 07 710 Fax: + (30) 210 94 07 716

www.tenn.gr e-mail: ten@tenn.gr

Fleet Technical Manager

2010 YEAR OF THE SEAFARER

16 YEARS in the CAPITAL MARKETS

TNP

LISTED

NYSE

art in design www.artindesign.gr PRINTED IN EU USING NON TOXIC INKS 10.000 [0410]